EXHIBIT 99.1

Operating and Financial Review as of June 30, 2009

1

Consolidated Financial Statements for the half-year ended June 30, 2009

23

Veolia Environnement: Operating and Financial Review as of June 30, 2009

Operating and Financial Review

Consolidated Financial Statements

As of June 30, 2009

1.

RESULTS OF OPERATIONS FOR THE HALF-YEAR ENDED JUNE 30, 2009

2

1.1

GENERAL CONTEXT

2

1.2

BUSINESS ACTIVITY

2

1.3

ACQUISITIONS AND DIVESTITURES

3

2.

ACCOUNTING AND FINANCIAL INFORMATION

4

2.1

DEFINITIONS AND ACCOUNTING CONTEXT

4

2.2

REVENUE

6

2.2.1

Overview

6

2.2.2

Revenue by operating sector

6

2.2.3

Revenue by geographical area

9

2.3

OTHER INCOME STATEMENT ITEMS

10

2.3.1

Operating income and cash flow

10

2.3.2

Net financial costs

14

2.3.3

Income tax expense

14

2.3.4

Share of net income of associates

14

2.3.5

Net income (loss) from discontinued operations

15

2.3.6

Net income for the period attributable to non-controlling interests

15

2.3.7

Net income for the period attributable to equity holders of the parent

15

3.

FINANCING

16

3.1

OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL

16

3.2

NET INVESTMENT FLOWS

17

3.2.1

Gross Investments

17

3.2.2

Principal payments on operating financial assets and Divestitures

19

3.2.3

Operating cash flow from operating activities – Net investment
(including non-controlling interests share capital increases)

19

3.3

OTHER CHANGES

19

3.3.1

Working capital

19

3.3.2

Decrease in receivables and other financial assets

19

3.3.3

Dividends paid

20

3.4

EXTERNAL FINANCING

20

3.4.1

Ratings awarded by rating agencies

20

3.4.2

Refinancing policy

20

3.4.3

Group liquidity position

21

3.4.4

Net financial debt

22

3.4.5

Maturity of non-current borrowings

22

4.

OUTLOOK

22

Veolia Environnement: Operating and Financial Review as of June 30, 2009

1.     RESULTS OF OPERATIONS FOR THE HALF-YEAR ENDED JUNE 30, 2009

1.1    GENERAL CONTEXT

The first half of 2009, in the same way as the second half of 2008, was marked by the financial crisis and its impact on economic activity and particularly:

•

marked fluctuations in monetary parity, changing the contributions of businesses located outside the euro zone and particularly in Eastern Europe;

•

a fall in energy and CO2 emission allowance prices;

•

a substantial drop in recycled raw material prices compared to the first half of 2008;

•

a slowdown in business compared to the first half of 2008, primarily impacting business volumes in the Environmental Services segment and also construction activities in the Water and Energy Services sectors;

•

the difficult financial position of industrial economic players and, to a lesser extent, public authorities, with its knock-on effect on the performance of certain growth projects and the solvency of certain customers.

This poor economic climate affects Environmental Services businesses the hardest. The difference compared to the first half of 2008 is even more pronounced by the fact that the economic downturn commenced after the summer of 2008.

Overall, revenue for the half-year ended June 30, 2009 is down by 0.8% (-1.0% at constant scope and exchange rates). The decrease in operating cash flow of 7.1% was mainly attributable to the Environmental Services segment (down by 23.2% compared to June 30, 2008), despite the implementation of a tailored cost-cutting plan.

1.2    BUSINESS ACTIVITY

•

On January 21, 2009, Veolia Transport and RATP Développement formed a 50/50 joint venture to boost growth potential in Asia, primarily targeting China, South Korea and India. The joint venture was formed for an initial period of 20 years and will generate annual revenue of approximately €100 million (full-year basis), with a business objective of €500 million in 2013.

•

On March 26, 2009, the consortium comprising Veolia Transport and its Moroccan partners won a 15-year contract to operate the collective transportation service for the Greater Rabat region, comprising 14 communes. This contract will commence in August 2009.

•

On April 21, 2009, Veolia Water announced that Canal Isabel II, the public company in charge of water services in the Madrid area, awarded a contract for the management of Spain’s biggest wastewater treatment plant (in terms of daily flows treated) to a consortium headed by Veolia Water. This 4-year contract, which has a 2-year extension clause, covers the operation and maintenance of the main treatment plant for Madrid. The contract represents estimated total revenue of approximately €16 million for Veolia Water.

•

On May 19, 2009, Veolia Environmental Services announced the win by its subsidiary, Veolia Environmental Services (UK), of a 20-year waste management and recycling contract, following a public tender launched by the Merseyside Waste Disposal Authority (MWDA). MWDA is a public body representing five Merseyside district councils located in the north-west of Great Britain and including the city of Liverpool. The contract, which commences in June 2009, includes the development of a flagship materials recovery facility (MRF) at Gilmoss, Liverpool, with an annual capacity of 100,000 metric tons and a refurbishment program for existing infrastructure including improvements to the efficiency and yield of the Bidston MRF and the renovation and management of a network of 16 household waste recycling centers. The contract represents estimated total revenue of approximately £640 million (€710 million).

Veolia Environnement: Operating and Financial Review as of June 30, 2009

•

On May 28, 2009, Veolia Water announced the signature with the public works authority of the city of Doha, the capital of Qatar, of a 7-year contract (with a 3-year extension clause) for the operation and maintenance of two wastewater treatment plants with a respective daily waste capacity of 112,000 m3 and 12,000 m3. Once recycled, the wastewater will be reused for irrigation and agricultural purposes. This contract represents estimated total revenue of approximately €44 million.

•

On June 23, 2009, Veolia Water announced the award by the Joint District Authority of the city of Chartres of a contract to build and operate the city’s new wastewater treatment plant. When the plant comes into service (34 months after the launch of studies), it will have a treatment capacity of 164,000 population equivalent, which may be extended to a 200,000 population equivalent by the end of the contract. The design and construction of the plant will be contracted-out by Veolia Water to a consortium comprising OTV/Veolia Eau Solutions & Technologies (a subsidiary of Veolia Water and the lead company) and Ternois. This contract represents estimated total revenue of €156 million, including €54 million for construction activities and €102 million for the 20-year concession.

In July 2009, Veolia Transportation was informed of the decision not to renew the Melbourne contract (train network).

1.3    ACQUISITIONS AND DIVESTITURES

No major acquisitions or divestitures were performed during the first half of 2009.

The following divestitures were in progress as of June 30, 2009:

•

Veolia Environnement has announced that its subsidiary Veolia Transport has entered into exclusive discussions with the SNCF Group and the Eurotunnel Group which has submitted a firm bid to acquire the Veolia Cargo Company (in France and abroad). Veolia Transport will consider this bid carefully. If it is accepted, and after consulting the workers representation bodies and approval by the competent regulatory bodies, the disposal could take place by the end of 2009. Following these transactions, Veolia Environnement’s indebtedness would be reduced by €95 million. These activities have also been reclassified as discontinued operations in the Group financial statements for the half-year ended June 30, 2009.

•

Veolia Propreté has announced the signing of an agreement relating to the sale of the U.S. incineration activity (Montenay International), the objective being to complete this transaction before the end of the year given the approvals required from the competent regulatory authorities and the standard terms and conditions governing completion. This activity has also been reclassified as a discontinued operation in the Group financial statements for the half-year ended June 30, 2009.

•

On June 24, 2009, Veolia Propreté announced that it had entered into exclusive discussions with the TFN Group with respect to the sale of Veolia Propreté Nettoyage et Multiservices (VPNM). This activity has not been reclassified as a discontinued operation in the financial statements for the half-year ended June 30, 2009, as it does not represent a cash-generating unit. The assets and liabilities of these activities are presented under the line items “Assets (liabilities) classified as held for sale” in the consolidated statement of financial position.

The above divestitures should be completed during the second half of 2009 and form part of the €1 billion divestiture program announced for 2009 by Veolia Environnement Group on March 6, 2009.

Veolia Environnement: Operating and Financial Review as of June 30, 2009

On July 23, 2009, the Group and the Caisse des Dépôts have decided to enter exclusive negotiations with a view to merging Transdev and Veolia Transport. The operation would take the form of a merger between Veolia Transport and Transdev, with the Caisse des Dépôts and Veolia Environnement each owning 50%. This parity would be achieved after analysis and valuation of the two companies, and subsequent adjustment of the financial structure. The planned merger is subject to reaching a definitive agreement, which is itself subject to approval by the regulatory authorities. This industrial project will give rise to a global leader in public passenger transport, with around €8 billion in pro forma revenues and 130,000 employees.

2.     ACCOUNTING AND FINANCIAL INFORMATION

2.1    DEFINITIONS AND ACCOUNTING CONTEXT

The term “internal growth” encompasses growth resulting from:

•

the expansion of an existing contract, notably resulting from an increase in prices and/or volumes distributed or processed;

•

new contracts;

•

the acquisition of assets attributed to a particular contract or project.

The term “external growth” encompasses growth through acquisitions (performed in the period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract.

Total operating cash flow before changes in working capital, as presented in the Cash Flow Statement, comprises three components: operating cash flow from operating activities consisting of operating income and expenses received and paid (“cash”), operating cash flow from financing activities including cash financial items relating to other financial income and expenses and operating cash flow from discontinued operations comprising cash operating and financial income and expense items classified in net income from discontinued operations pursuant to IFRS 5.

Net finance costs represent the cost of gross debt, including related gains and losses on interest rate and foreign exchange hedges, less income on cash and cash equivalents.

Net income (expense) from discontinued operations is the total of income and expenses, net of tax, of businesses sold or in the process of being sold, in accordance with IFRS 5.

In addition, the Group uses a number of non-GAAP indicators for management purposes, which provide relevant information on the operating and financial performance of the Group. These indicators can be defined as follows:

•

net financial debt represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt;

•

recurring operating income and recurring net income attributable to equity holders of the parent correspond respectively to operating income and net income attributable to equity holders of the parent adjusted for impairment of goodwill, negative goodwill recognized in profit or loss and certain other items defined as non-recurring. An accounting item is non-recurring if it is unlikely to recur during each period and if it substantially changes the economics of one or more cash-generating units;

Veolia Environnement: Operating and Financial Review as of June 30, 2009

•

free cash flow is equal to cash generated (total operating cash flow plus repayments of operating financial assets) net of the cash component of the following items: (i) changes in operating working capital, (ii) share capital transactions (changes in share capital, dividends paid and received), (iii) investment net of divestitures (including the change in receivables and other financial assets), (iv) net interest paid and (v) income tax paid.

•

Net investment as presented in the statement of change in net financial debt includes capital expenditure net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investment net of financial disposals (purchases of financial assets net of disposals, including the net debt of companies entering or leaving the scope of consolidation), new operating financial assets, principal payments on operating financial assets and share capital increases subscribed by non-controlling interests.

Accounting context

The accounting policies adopted for the preparation of the financial statements for the first half of 2009 are unchanged compared to fiscal year 2008.

Pursuant to IFRS 5:

•

the income statement for the half-year ended June 30, 2008 has been restated to present the impact of the following in Net income from discontinued operations:

-

the divestiture of Clemessy and Crystal by the Energy Services Division in December 2008;

-

the transfer to discontinued operations of the freight business in the Transportation Division and of the waste-to-energy business in the United States in the Environmental Services Division; balance sheet assets and liabilities of these two cash-generating units were transferred to “Assets classified as held for sale” and “Liabilities classified as held for sale”, respectively;

•

in accordance with the reciprocal purchase and sale agreement signed on December 19, 2008 between Suez Environnement and Veolia Environnement, completion of which is expected in 2009, certain assets jointly held with Suez were also reclassified in the balance sheet in “Assets classified as held for sale” and “Liabilities as held for sale”;

•

all assets and liabilities of Veolia Propreté Nettoyage et Multiservices (VPNM) companies were transferred to “Assets classified as held for sale” and “Liabilities classified as held for sale” as of June 30, 2009.

Veolia Environnement: Operating and Financial Review as of June 30, 2009

2.2    REVENUE

2.2.1   Overview

Half-year ended June 30, 2009 (€ million)	Half-year ended June 30, 2008 restated (€ million)	Change 2009/2008	Internal growth	External growth	Foreign exchange impact
17,426.9	17,565.7	-0.8%	-1.0%	+1.2%	-1.0%

At June 30, 2009, the company recorded consolidated revenue of €17,426.9 million versus €17,565.7 million at June 30, 2008, a slight decline of 0.8% compared to the first half of 2008.  The change in recycled raw material prices accounts for 1% the decline of revenue.  Three of the four business segments (representing nearly 75% of revenue) demonstrated good resilience to the current environment.

Revenue in Environmental Services continued to decline in the second quarter (lower volumes and prices of recycled raw materials). Growth in engineering-construction and works in the Energy and Water divisions also began to slowdown at the end of the period. In addition, revenue in Energy was impacted by the decline in energy prices in the second quarter, particularly in France.

At constant scope and exchange rates, revenue declined by 1% in the first half of 2009. Revenue from Europe (outside France) in Water, together with more favorable weather conditions and a rise in energy prices in Dalkia during the first few months of the year, did not completely offset the decline in revenue from Environmental Services (decline of 10.3% at constant scope and exchange rates), mainly due to the economic slowdown.

External growth amounted to 1.2% (€219.3 million).  The share of revenue generated outside France rose  €10,460.6 million representing 60.0% of the total compared to 58.5% of the restated figure at June 30, 2008.

The negative impact of foreign exchange linked to the evolution of the average exchange rates in the first half of 2009 as compared with the first half of 2008 was €(180.1) million.  This was essentially due to the depreciation against the euro of the pound sterling for a negative impact of €(172.7) million, the Central European currencies (mainly in the Czech Republic and Poland) for a negative impact of €(135.4) million and the currencies of Northern Europe (mainly Norway and Sweden) for a negative impact of €(78.1) million. These were partially offset by a stronger U.S. dollar against the euro (with a positive impact of €210.6 million).

2.2.2   Revenue by operating segment

(€ million)	Half-year ended June 30, 2009	Half-year ended June 30, 2008 restated	Change 2009/2008
Water Environmental Services Energy Services Transportation Revenue	6,234.8 4,502.4 3,717.0 2,972.7 17,426.9	5,987.7 5,014.9 3,676.2 2,886.9 17,565.7	+4.1% -10.2% +1.1% +3.0% -0.8%
Revenue at 2008 exchange rates	17,607.0	17,565.7	+0.2%

Veolia Environnement: Operating and Financial Review as of June 30, 2009

WATER

Half-year ended June 30, 2009 (€ million)	Half-year ended June 30, 2008 (€ million)	% Change 2009/2008	Internal growth	External growth	Foreign exchange impact
6,234.8	5,987.7	+4.1%	+3.0%	+0.7%	+0.4%

•

In France, revenue declined by 0.2%, excluding changes in scope, due to a slight fall in volumes produced (-1%) and zero growth in engineering works.

•

Outside France, excluding Veolia Eau Solutions & Technologies, revenue rose by 2.7% (1.5% at constant scope and exchange rates). Slower growth was essentially due to the end of construction for several BOT (Build Operate & Transfer) and DBO (Design Build & Operate) contracts.  In Europe, growth of 0.9% at constant scope and exchange rates included strong revenue in Germany, which offset the end of construction for a BOT contract in the UK and a slight decline in volumes.  At constant scope and exchange rates, revenue in the Asia-Pacific region was up by 1.5% (10.9% at current exchange rates). Revenue was up by nearly 14% in Asia, mainly due to an increase in engineering works and contract extensions in a number of Chinese cities as the construction for the Gold Coast contract (a desalination contract in Australia) came to conclusion. In North America, revenue grew by 9.5% at constant scope and exchange rates, mainly because of a larger volume of engineering works and the start-up of the new Milwaukee contract.

•

Veolia Eau Solutions & Technologies posted revenue of €1,244.5 million, an increase of 12.7% at constant scope and exchange rates, driven by work on Design and Build contracts, mainly in the municipal sector and particularly in the Middle East. Revenue was nevertheless affected by slower growth due to the current economic downturn.

ENVIRONMENTAL SERVICES

Half-year ended June 30, 2009 (€ million)	Half-year ended June 30, 2008 restated (€ million)	Change 2009/2008	Internal growth	External growth	Foreign exchange impact
4,502.4	5,014.9	-10.2%	-10.3%	+1.4%	-1.3%

The economic downturn is affecting the volume of solid and hazardous waste collected and processed from industrial and, to a lesser extent, municipal clients. This decline in volumes is offset only marginally by positive price effects in some segments and in some regions. The revenue of the recycling business is in sharp decline, with prices of recycled materials substantially lower in the first half of 2009 than in the same period of 2008.

Compared to the same period of last year, the stronger decrease in revenue during the second quarter year-over-year than in the first quarter year-over-year was due mainly to the relative drop in the sale of recycled materials – paper and metals – (despite volumes being sequentially higher in the second quarter as compared with the first quarter of 2009). In the second quarter of 2008, pricing for recycled materials was also particularly high as compared with the second quarter of 2009. This decrease is also due to the decline in industrial services (despite being up in the first quarter), particularly in the UK, Germany and in the United States.

•

In France, revenue decreased by 13.1% at constant scope on account of the decline in volumes due to the economic slowdown and the fall in prices of recycled materials.

Veolia Environnement: Operating and Financial Review as of June 30, 2009

•

Outside France, internal growth declined by 9.0%. Most regions were affected by the economic downturn. In Germany, revenue was down by 18.3% in particular due to the decrease in volumes and prices in the paper business, lower industrial waste volumes and the decline in some sectors, such as industrial cleaning. In North America, revenue decreased by 10.5% at constant scope and exchange rates with a decline in volumes processed in all businesses.  In Asia-Pacific, revenue was down by 9.8% at constant scope and exchange rates, with a decline in industrial services and industrial waste in particular.  In the UK, revenue was relatively flat at constant scope and exchange rates as the multi-annual municipal waste management contracts and the ramp-up of integrated contracts offset the decline in industrial waste and landfill volumes.

ENERGY SERVICES

Half-year ended June 30, 2009 (€ million)	Half-year ended June 30, 2008 restated (€ million)	Change 2009/2008	Internal growth	External growth	Foreign exchange impact
3,717.0	3,676.2	+1.1%	+2.3%	+1.4%	-2.6%

•

Revenue increased by 1.1%, mainly as a result of higher energy prices in the first quarter (+€57 million), more favorable weather conditions in the first half, particularly in France (+€48.3 million), and continued business development, particularly outside France, despite a decline in engineering works.  The negative currency impact of €(97) million was mainly due to the weakness of Eastern European currencies.

•

In France, revenue was down by 2.6% on account of the decline in engineering works in some regions as well as the negative impact of energy prices in the second quarter, in spite of slightly more favorable weather than in the first half of 2008.

•

Outside France, overall growth in revenue amounted to 4.7% (7.1% at constant scope and exchange rates) due to higher energy prices, particularly in Central Europe, more favorable weather conditions and continued business development.

•

External growth of 1.4% was mainly due to the acquisition of a cogeneration plant (Digismart) in Estonia in the first quarter of 2009, the acquisition of Praterm in Poland during the first quarter of 2008 as well as minor acquisitions completed in 2008.

TRANSPORTATION

Half-year ended June 30, 2009 (€ million)	Half-year ended June 30, 2008 restated (€ million)	Change 2009/2008	Internal growth	External growth	Foreign exchange impact
2,972.7	2,886.9	+3.0%	+2.4%	+2.0%	-1.4%

•

Revenue in France advanced by 1.7% at constant scope, driven by upward price adjustments, new contracts (Epernay, Royan, La Rochelle…), including those in airport related transportation, and the full year effect of acquisitions made in 2008, despite the conclusion of the Bordeaux contract on May 1st, 2009 and lower passenger traffic at SNCM.

•

Outside France, revenue was up by 2.3% (+2.8% at constant scope and exchange rates), reflecting the full impact of business development in North America and revenue growth in Australia at constant exchange rates.

•

External growth of 2.0% was due to recent acquisitions in Asia (Hong Kong and Nanjing Zhongbei tramways in China) in addition to acquisitions in France and the United States.

Veolia Environnement: Operating and Financial Review as of June 30, 2009

2.2.3   Revenue by geographical area

(€ million)	Half-year ended June 30, 2009	Half-year ended June 30, 2008 restated	Change 2009/2008 (year-end exchange rates)	Change 2009/2008 (constant exchange rates)
France	6,966.3	7,289.8	-4.4	-4.4
United Kingdom	1,320.5	1,464.9	-9.9	+1.5
Germany	1,487.0	1,548.8	-4.0	-4.0
Other European countries	3,403.2	3,441.7	-1.1	+4.6
United States	1,520.1	1,338.3	+13.6	-1.8
Oceania	622.6	738.7	-15.7	-4.7
Asia	701.0	561.1	+24.9	+12.1
Rest of the world (including the Middle East)	1,406.2	1,182.4	18.9	+19.7
Revenue	17,426.9	17,565.7	-0.8	+0.2

Revenue trends have been impacted by the economic crisis, the effects of which vary however between geographical areas, primarily depending on the Group’s business mix and the weight of the Environmental Services business.

France

Total revenue fell by 4.4% in the half-year ended June 30, 2009. The Environmental Services business reported a decrease of 11.4% in France (-13.2% at constant scope), due to a reduction in volumes processed and sold and a drop in the price of secondary raw materials (paper and metal), partially offset by an increase in collection and incineration prices. The Transportation and Water businesses reported stable revenue during the period, or a slight increase. Finally, the decrease in Energy Services revenue is mainly due to a reduction in public works activities.

United Kingdom

Revenue growth was 1.5%, excluding foreign exchange impacts, thanks to the step-up of new integrated contracts in the Environmental Services sector and despite a drop in volumes in excess of 10% (collection and waste storage centers). The decrease reported by the Water businesses followed the completion of a construction site in the non-regulated activities sector. The Energy Services sector reported stable revenue.

Germany

The 4.0% decrease in revenue was due to the marked drop in activity levels in the Environmental Services sector (fall in the price of raw materials and particularly paper and reduction in industrial and commercial waste collection volumes). Water activities performed well and particularly the Braunschweig contract and the Transportation Division had a good organic growth.

Other European countries

Despite the fall in volumes and the price of recycled raw materials in the majority of countries where the Environmental Services Division is present (particularly Norway), revenue growth of 4.6% at constant exchange rates was supported by activity growth (price effect and favorable weather conditions) in the Energy Services sector in Baltic countries and Central Europe (Czech Republic and Poland). The Transportation and Water sectors (completion of the Brussels contract) reported a slight decrease.

Veolia Environnement: Operating and Financial Review as of June 30, 2009

United States

The 1.8% fall in revenue at constant exchange rates is marked by the decrease in activities in the Environmental Services sector due to the economic climate (decrease in volumes across all activities, partially offset by price increases). Growth in other sectors is due to the impact of new contracts in the Transportation and the start-up of the Milwaukee wastewater treatment contract in the Water sector. Activity in the Energy Services sector was penalized by the negative effect of falling gas prices.

Oceania

Revenue fell 4.7% at constant exchange rates due to a reduction in Environmental Services activities in Australia and the completion of construction work at the desalination plant on the Gold Coast in the Water sector.

Asia

Revenue growth in Asia of 12.1% at constant exchange rates is mainly attributable to the Water sector and recent developments in China and to a lesser extent to the Transportation and Energy Services sectors, with the start-up of new contracts, primarily in China.

Rest of the world (including the Middle East)

Revenue growth of 19.7% at constant exchange rates is mainly due to increased construction activity in the Water sector in the Middle East and the development of Proactiva in South America (primarily the new Guyaquil concession contract).

2.3    OTHER INCOME STATEMENT ITEMS

2.3.1   Operating income and cash flow

Operating cash flow amounted to €1,977.5 million at June 30, 2009 compared with €2,127.8 million at June 30, 2008, a decline of 7.1% at current exchange rates and 4.9% at constant exchange rates. This decline was due to lower performance in the waste management business, despite the cost-cutting efforts across its global operations due to the economic downturn and the decline in sales. At the Group level, this decline was limited by:

•

a greater resilience of the other businesses to the economic downturn;

•

the implementation of the “Efficiency 2010” plan, with an impact of €101 million at June 30, 2009.

To ensure the comparability of the periods, the accounts at June 30, 2008 have been restated:

•

by the amount of income from the disposals of Clemessy and Crystal in the Energy division in December 2008, according to IFRS 5 which is presented in the income statement in the line item “net income from discontinued operations”;

•

by the reclassification into discontinued operations of the Freight operations in the Transport division and the Waste-to-Energy operations in the Environmental Services division in the United States; in the balance sheet, assets and liabilities of these two cash-generating units are reclassified under the line item “assets and liabilities classified as held for sale.”

The total negative currency impact of €(46.3 million) on operating cash flow was mainly due to the depreciation against the euro of the pound sterling (€29.0 million), primarily in the Water and Environmental Services divisions, and to the currencies in Central Europe (€31.5 million), particularly in the Energy division. This was partially offset by a stronger U.S. dollar against the euro (€21.1 million), mainly in the Environmental Services segment.

Veolia Environnement: Operating and Financial Review as of June 30, 2009

The decrease in operating cash flow breaks down as follows:

	OPERATING CASH FLOW
	Half-year ended June 30, 2009	Half-year ended June 30, 2008 restated	Change
			Current exchange rates	Constant exchange rates
Water	910.4	904.1	0.7%	2.7%
Environmental Services	539.7	702.6	-23.2%	-22.4%
Energy Services	414.2	423.6	-2.2%	2.4%
Transportation	159.9	142.3	12.4%	14.5%
Holding companies	(46.7)	(44.8)
Operating cash flow from operating activities	1,977.5	2,127.8	-7.1%
Operating cash flow from operating activities at 2008 exchange rates	2,023.8	2,127.8		-4.9%
Operating cash flow from financing activities	8.1	12.2
Operating cash flow from discontinued operations	(1.2)	23.2
Total operating cash flow	1,984.4	2,163.2	-8.3%

Operating income amounted to €1,000.8 million for the half-year ended June 30, 2009, compared to €1,292.2 million for the half-year ended June 30, 2008. This takes into account the variation in operating cash flow, a write-down of operating financial assets in Italy in the environmental services business for €(35) million, as well as a negative impact of €(32) million as compared to June 30, 2008, due to the reduction in the discount rate on provisions for site rehabilitation.

Recurring operating income amounted to €1,000.8 million versus €1,287.2 million at June 30, 2008.

The change in operating income and recurring operating income breaks down as follows:

	Operating income				Recurring operating income
	Half-year ended June 30, 2009	Half-year ended June 30, 2008 restated	% Change	% change at constant exchange rates	Half-year ended June 30, 2009	Half-year ended June 30, 2008 restated	% Change	% change at constant exchange rates
Water	596.4	599.0	(0.4)	+3.1	596.4	597.0	(0.1)	3.4
Environmental Services	134.3	396.9	(66.2)	(65.4)	134.3	397.5	(66.2)	(65.4)
Energy Services	248.4	286.6	(13.3)	(8.1)	248.4	283.8	(12.5)	(7.2)
Transportation	77.7	63.0	23.4	+24.9	77.7	62.2	25.0	26.4
Holding companies	(56.0)	(53.3)			(56.0)	(53.3)
Total	1,000.8	1,292.2	(22.5)	(19.4)	1,000.8	1,287.2	(22.2)	(19.1)
Total at 2008 exchange rates	1,040.9	1,292.2			1,040.9	1,287.2

Veolia Environnement: Operating and Financial Review as of June 30, 2009

Operating income for the half-years ended June 30, 2009 and June 30, 2008 breaks down as follows:

June 30, 2009	Recurring items	Non-recurring items		Total
(€ million)		Impairment losses	Other*
Water	596.4	-	-	596.4
Environmental Services	134.3	-	-	134.3
Energy Services	248.4	-	-	248.4
Transportation	77.7	-	-	77.7
Holding companies	(56.0)	-	-	(56.0)
Total	1,000.8	-	-	1,000.8
* Primarily negative goodwill recognized in profit or loss.

June 30, 2008	Recurring items	Non-recurring items		Total
restated (€ million)		Impairment losses	Other*
Water	597.0	-	2.0	599.0
Environmental Services	397.5	-	(0.6)	396.9
Energy Services	283.8	-	2.8	286.6
Transportation	62.2	-	0.8	63.0
Holding companies	(53.3)	-	-	(53.3)
Total	1,287.2	-	5.0	1,292.2
* Primarily negative goodwill recognized in profit or loss

WATER

Operating cash flow was €910.4 million for the half-year ended June 30, 2009 versus €904.1 million for the half-year ended June 30, 2008, an increase of 2.7% at constant exchange rates.

Recurring operating income was €596.4 million for the half-year ended June 30, 2009, compared to €597.0 million for the half-year ended June 30, 2008, an increase of 3.4% at constant exchange rates.

In France, operating cash flow was relatively flat despite lower volumes compared to 2008 and a slowdown in engineering works in the current economic downturn, largely due to further productivity improvements.

Outside France, the operating cash flow increase was most pronounced in Asia, driven by lower structural and business development costs. In Europe, improvements were largely linked to the strong contribution from Germany. Operating cash flow at Veolia Water Solutions & Technologies declined due to a slowdown in the business and lower margins on contracts for industrial clients (particularly sales of solutions).

The impact of the Efficiency Plan was €36.6 million for the half-year ended June 30, 2009.

The operating margin (ratio of operating cash flow to revenue) declined from 15.1% for the half-year ended June 30, 2008 to 14.6% for the half-year ended June 30, 2009.

ENVIRONMENTAL SERVICES

Operating cash flow was €539.7 million for the half-year ended June 30, 2009 compared to €702.6 for the half-year ended June 30, 2008, a decrease of 22.4% at constant exchange rates.

Veolia Environnement: Operating and Financial Review as of June 30, 2009

Recurring operating income amounted to €134.3 million for the half-year ended June 30, 2009 versus €397.5 million for the half-year ended June 30, 2008, a decline of 65.4% at constant exchange rates.

The current economic situation, characterized by a decline in the volumes of mainly industrial and hazardous waste processed and the fall in prices of recycled materials (paper and metals) compared to the first half of 2008, has had a significant impact on the operating performance of the segment in all its main markets (France, United Kingdom, Germany, Australia and United States). The first positive effects of the adaptation plan (€45 million impact in the first half of 2009), the Efficiency Plan (€25 million in the first half of 2009) and the favorable impact of the fall in fuel prices have only partially offset the impact of the economic downturn.

Operating income also included a €35 million impairment charge on assets in Italy, as a result of a business plan review in connection with ongoing contractual negotiations. Operating income is also negatively impacted by €32 million, as compared to June 30, 2008, by a reduction in the discount rate applied to provisions for site rehabilitation – a swing from a €16 million positive impact in the first half of 2008 to a €(16) million negative impact in the first half of 2009.

The operating margin (ratio of operating cash flow to revenue) declined from 14.0% at June 30, 2008 to 12.0% for the half-year ended June 30, 2009.

ENERGY SERVICES

Operating cash flow reached €414.2 million for the half-year ended June 30, 2009, versus €423.6 million for the half-year ended June 30, 2008, an increase of 2.4% at constant exchange rates.

Recurring operating income amounted to €248.4 million for the half-year ended June 30, 2009 versus €283.8 million for the half-year ended June 30, 2008, a decrease of 7.2% at constant exchange rates.

Operating cash flow benefited from higher energy prices in Central Europe, from slightly more favorable weather conditions and from the impact of the Efficiency Plan (€21 million at June 30, 2009). Sales of CO2 quotas made a lower contribution than in the first half of 2008 and the decline in engineering works had a negative impact on some business units, particularly in Italy.

The operating margin (ratio of operating cash flow to revenue) decreased from 11.5% for the half-year ended June 30, 2008 to 11.1% for the half-year ended June 30, 2009.

TRANSPORTATION

Operating cash flow amounted to €159.9 million for the half-year ended June 30, 2009 versus €142.3 million for the half-year ended June 30, 2008, an increase of 14.5% at constant exchange rates.

Recurring operating income was €77.7 million for the half-year ended June 30, 2009 compared to €62.2 million for the half-year ended June 30, 2008, a rise of 26.4% at constant exchange rates.

Higher operating cash flow was due to improved profitability of some insufficiently profitable contracts, productivity gains and the resilience of the business, particularly in France and Northern Europe.

The net gains in hedges against the fall in fuel prices were estimated at €2 million at June 30, 2009, compared to June 30, 2008. The Efficiency Plan had an impact of €15 million at June 30, 2009.

The operating margin (ratio of operating cash flow to revenue) increased from 4.9% for the half-year ended June 30, 2008 to 5.4% for the half-year ended June 30, 2009.

Veolia Environnement: Operating and Financial Review as of June 30, 2009

2.3.2   Net finance costs

(€ million)	Half-year ended June 30, 2009	Half-year ended June 30, 2008 restated
Income	47.0	74.7
Costs	(425.8)	(498.2)
Net finance costs	(378.8)	(423.5)
Other financial income and expenses	(29.2)	(5.7)

The fall in net finance costs is due to:

- the decrease in floating interest rates, notably for euro and pound sterling;

- partially offset by an increase in average net financial debt and the lengthening of debt maturity.

The financing rate (defined as the ratio of net finance costs, excluding fair value adjustments to instruments not qualifying for hedge accounting, to average monthly net financial debt for the period) fell from 5.41% in the first half of 2008 to 4.47% in the first half of 2009.

These rates take account of the settlement of interest rate options. Adjusted for these transactions, the financing rate is 4.47 % compared to 5.68% in the half-year ended June 30, 2008. This decrease reflects the marked drop in short-term interest rates, at a time when the Group entered into several euro floating-rate swaps at the end of 2008 and at the beginning of 2009.

2.3.3   Income tax expense

The consolidated income tax expense of the Group for the half-year ended June 30, 2009 is €196.8 million compared to €221.7 million for the half-year ended June 30, 2008.

As a percentage of net income from continuing operations restated for this income tax expense and the net income of associates, the effective tax rate is 33.2% for the first half of 2009 compared to 25.7% for the first half of 2008.

The decrease in the income tax expense in the half-year ended June 30, 2009 was due to:

•

the capitalization of tax losses reflecting the forecast offset of these losses in the amount of the half-year net income reported by the U.S. tax group;

•

the lower tax expense incurred by the French tax group due to the fall in net income attributable to the economic environment, particularly in the Environmental Services sector;

•

tax losses not capitalized in the absence of their foreseeable offset (Italy and Germany in the Environmental Services sector, China in the Water sector), generating a significant increase in the tax rate compared to the first half of 2008.

For the financial year-end 2009, the tax rate might be higher than the one as of June 30, 2009 due to the non capitalization of tax losses from certain subsidiaries of the Group.

2.3.4   Share of net income of associates

The share of net income of associates decreased from €9.0 million for the half-year ended June 30, 2008 to €6.6 million for the half-year ended June 30, 2009.

Veolia Environnement: Operating and Financial Review as of June 30, 2009

2.3.5   Net income (loss) from discontinued operations

A net loss from discontinued operations of €(56.4) million was reported for the half-year ended June 30, 2009 compared to a net income of €0.4 million for the half-year ended June 30, 2008.

The net loss from discontinued operations for the half-year ended June 30, 2009 is mainly due to fair value adjustments to freight activities (Veolia Cargo) in the Transportation sector and the results of the incineration activity in the United States in the Environmental Services sector.

2.3.6   Net income for the period attributable to non-controlling interests

Net income for the period attributable to non-controlling interests is €125.9 million for the half-year ended June 30, 2009 compared to €150.2 million for the half-year ended June 30, 2008. This line items mainly concerns minority shareholders in subsidiaries in the Water Division (€72.6 million), the Environmental Services Division (-€2.6 million), the Energy Services Division (€55.1 million) and the Transportation Division (€-0.4 million).

The fall in net income for the period attributable to non-controlling interests is mainly due to:

•

the decrease in net income reported by the Energy Services sector in France and Italy;

•

the decrease in net income reported by the Environmental Services sector in Italy.

2.3.7   Net income for the period attributable to equity holders of the parent

Net income attributable to equity holders of the parent for the half-year ended June 30, 2009 is €220.3 million, compared to €500.5 million for the half-year ended June 30, 2008. Recurring net income attributable to equity holders of the parent is €276.5 million for the half-year ended June 30, 2009, compared to €497.9 million for the half-year ended June 30, 2008 (restated of discontinued operations).

Given the weighted average number of shares outstanding of 464.2 million as of June 30, 2009 and 462.0 million as of June 30, 2008 (adjusted for the share dividend distribution performed in 2009), earnings per share attributable to equity holders of the parent entity is €0.47 for the half-year ended June 30, 2009, compared to €1.08 for the half-year ended June 30, 2008. Recurring net income per share is €0.60 for the half-year ended June 30, 2009, compared to €1.08 for the half-year ended June 30, 2008.

Recurring net income for the half-year ended June 30, 2009 breaks down as follows:

Half-year ended June 30, 2009 (€ million)	Recurring	Non-recurring	Total
Operating income	1,000.8	-	1,000.8
Net finance costs	(378.8)	-	(378.8)
Other financial income and expenses	(29.2)	-	(29.2)
Income tax expense	(196.8)	-	(196.8)
Share of net income of associates	6.6	-	6.6
Net loss from discontinued operations	-	(56.4)	(56.4)
Non-controlling interests	(126.1)	0.2	(125.9)
Net income attributable to equity holders of the parent	276.5	(56.2)	220.3

Veolia Environnement: Operating and Financial Review as of June 30, 2009

Restated recurring net income for the half-year ended June 30, 2008 breaks down as follows:

Half-year ended June 30, 2008 (restated) (€ million)	Recurring	Non-recurring	Total
Operating income	1,287.2	5.0	1,292.2
Net finance costs	(423.5)	-	(423.5)
Other financial income and expenses	(5.7)	-	(5.7)
Income tax expense	(221.7)	-	(221.7)
Share of net income of associates	9.0	-	9.0
Net income from discontinued operations	-	0.4	0.4
Non-controlling interests	(147.4)	(2.8)	(150.2)
Net income attributable to equity holders of the parent	497.9	2.6	500.5
Published net income attributable to equity holders of the parent	497.5	3.0	500.5

3.     FINANCING

The increase in net financial debt breaks down as follows:

	As of June 30, 2009	As of June 30, 2008
Opening net financial debt	(16,528)	(15,125)
Operating cash flow before changes in working capital *	1,984	2,163
Gross investments	(1,664)	(2,322)
Principal payments on operating financial assets	263	194
Divestitures (including changes in consolidation scope)	211	266
Net investment flows	(1,190)	(1,862)
Income taxes paid	(218)	(168)
Changes in working capital	(114)	(249)
(Increase)/decrease in receivables and other financial assets	62	(106)
Dividends paid	(402)	(726)
Net interest paid	(347)	(369)
Share capital increase/reduction	59	(105)
FREE CASH FLOW	(166)	(1,422)
Effect of foreign exchange rate changes and other	(133)	215
Increase in net financial debt	(299)	(1,207)
Closing net financial debt	(16,827)	(16,332)
* including operating cash flow from financing activities of €8 million.

3.1    OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL

Operating cash flow before changes in working capital totaled €1,984.3 million for the half-year ended June 30, 2009 (see section 2.3.1), including €1,977.5 million from operating activities (compared to €2,127.8 million for the half-year ended June 30, 2008, restated), €8 million from financing activities (compared to €12.2 million for the half-year ended June 30, 2008) and negative €(1.2) million from discontinued operations (compared to €23.2 million for the half-year ended June 30, 2008, restated).

Veolia Environnement: Operating and Financial Review as of June 30, 2009

3.2    NET INVESTMENT FLOWS

Net investments by operating segment (€ million)	Half-year ended June 30, 2009	Half-year ended June 30, 2008	Year ended December 31, 2008
Water	364	643	1,208
Environmental Services	344	750	1,323
Energy Services	216	318	583
Transportation	189	120	354
Net investments not allocated	20	26	88
Total net investments	1,133	1,857	3,556
Cash flow statement
Capital expenditure net of grants	(1,168)	(1,236)	(2,781)
Proceeds on disposal of intangibles assets and PP&E	137	197	330
Purchases of investments	(124)	(542)	(801)
Proceeds on disposal of financial assets	58	47	361
New operating financial assets	(240)	(203)	(507)
Principal payments on operating financial assets	263	194	358
Assets purchased under finance lease*	(9)	(130)	(134)
Borrowings relating to investments and divestitures of a financial nature	(107)	(189)	(408)
Capital increase subscribed by non-controlling interests	57	5	26

Total net investment	(1,133)	(1,857)	(3,556)
* including operating financial assets in the amount of €(3) million.

3.2.1   Gross Investments

(€ million)	Capital expenditure (1)		Financial investment (2)		New operating financial assets		Total gross investment
	Half-year ended June 30, 2009	Half-year ended June 30, 2008	Half-year ended June 30, 2009	Half-year ended June 30, 2008	Half-year ended June 30, 2009	Half-year ended June 30, 2008	Half-year ended June 30, 2009	Half-year ended June 30, 2008
Water	347	479	46	91	135	136	528	706
Environmental Services	352	464	5	273	42	28	399	765
Energy Services	171	183	36	178	35	35	242	396
Transportation	269	196	56	45	6	2	331	243
Other	35	28	4	6	24	17	63	51
Total	1,174	1,350	147	593	242	218	1,563	2,161
(1) including assets financed by a finance lease (2) excluding cash and cash equivalents of companies acquired

Veolia Environnement: Operating and Financial Review as of June 30, 2009

Given the economic context, the Group has adopted a restrictive investment policy substantially reducing financial investments, but without putting into question capital expenditure of a contractual nature or necessary for industrial activities.

Capital expenditure

Capital expenditure (excluding assets financed by a finance leases) totaled €1,167.8 million for the first half of 2009, compared to €1,220.5 million for the first half of 2008, representing a decrease of 4.3%.

Capital expenditure including assets financed by a finance lease totaled €1,174 million and breaks down as follows:

•

€347 million in the Water Division (down by 27.6% compared to the first half of 2008), including €132 million in growth investments and €215 million in maintenance-related investments (€293 million in the first half of 2008). Growth investments in the first half of 2009 mainly concerned concession assets in France, China and Morocco and regulated activities in the United Kingdom.

•

€352 million in the Environmental Services Division (down by 24.1% compared to the first half of 2008), including €77 million in growth investments and €275 million in maintenance-related investments (€367 million in the first half of 2008). Growth investments in the first half of 2009 mainly concerned integrated contracts in the United Kingdom.

•

€171 million in the Energy Services Division (down by 6.6% compared to the first half of 2008), including €79 million in growth investments and €92 million in maintenance-related investments (€100 million in the first half of 2008).

•

€269 million in the Transportation Division (up by 37.2% compared to the first half of 2008), including €26 million in growth investments and €243 million in maintenance-related investments (€149 million in the first half of 2008). Investments for the period ended June 30, 2009 included the acquisition of the Jean Nicoli boat for €75 million (SNCM). Investment levels take account of the increased use of operating leases.

Maintenance-related investments totaled €858 million in the half-year ended June 30, 2009 (4.9% of total revenue), compared to €912 million for the half-year ended June 30, 2008 (5.2% of total revenue).

New operating financial assets (IFRIC 12 and IFRIC 4 receivables)

New operating financial assets totaled €242 million in the first half of 2009, compared to €218 million in the first half of 2008 and break down as follows:

•

€135 million in the Water Division, stable on the first half of 2008 and mainly comprising new operating financial assets under the Berlin contract and certain investments in Asia (China and Korea) and the Middle East (Oman Sur);

•

€42 million in the Environmental Services Division, representing an increase of €14 million;

•

€35 million in the Energy Services Division, stable as the first-half of 2008;

•

€6 million in the Transportation Division, representing an increase of €4 million;

•

€24 million for Other business, primarily concerning a multi-utilities industrial project in Portugal.

Financial investments

Financial investments, including the net debt of companies acquired of €101 million as of June 30, 2009, totaled €248 million in the first half of 2009, compared to €748 million in the first half of 2008. As of June 30, 2009, financial investments mainly comprise the acquisition of a cogeneration plant in Estonia (Digismart) in the Energy Services sector for €72 million.

Veolia Environnement: Operating and Financial Review as of June 30, 2009

3.2.2   Principal payments on operating financial assets and Divestitures

Principal payments on operating financial assets totaled €263 million in the first half of 2009 (including €124 million in the Water Division and €82 million in the Energy Services Division), compared to €194 million in the first half of 2008.

No major divestitures were performed in the half-year ended June 30, 2009.

3.2.3   Operating cash flow from operating activities – Net investment (including non-controlling interests share capital increases)

Operating cash flow from operating activities including cash flow of discontinued operations – Net investment (€ million)	Half-year ended June 30, 2009	Half-year ended June 30, 2008 restated	Year ended December 31, 2008 restated
Water	546	262	613
Environmental Services	207	(35)	9
Energy Services	198	113	188
Transportation	(42)	25	(65)
Other	(66)	(71)	(148)
Total operating cash flow from operating activities including cash flow of discontinued operations – Net investment	843	294	597

3.3    OTHER CHANGES

3.3.1   Working capital

Working capital requirements totaled €(114) million in the first half of 2009, compared to €(249) million in the first half of 2008. This decrease in requirements on the first half of 2008 includes the positive impact of the settlement of Berlin drainage receivables in the Water Division in the amount of €157 million.

Despite a marked downturn in the economic environment in the first half of 2009, the Group continued efforts to improve its management of working capital requirements, with the ongoing implementation of specific, tailored action plans (France, Morocco, Italy, etc.). The marked improvement on the same period last year also reflects the slowdown in activity.

Given the nature of its activities and its customers and in particular the ongoing nature of its businesses, the Group does not expect increased credit risks as a result of the financial crisis to have a material impact on its operating receivables.

Overall, Group credit risk in respect of operating financial assets and operating receivables has not significantly changed compared to December 31, 2008.

3.3.2   Decrease in receivables and other financial assets

The decrease of €62 million is mainly due to the reduction in the non-group share of loans to Dalkia International and its subsidiaries granted by the Group in 2009.

Veolia Environnement: Operating and Financial Review as of June 30, 2009

3.3.3   Dividends paid

Dividends paid include dividends paid by the parent company of €231 million (€553 million net of the share dividend distribution of €322 million) and dividends paid to non-controlling interests.

3.4    EXTERNAL FINANCING

3.4.1   Ratings assigned by rating agencies

As of June 30, 2009, Moody’s and Standard & Poor's rated VE SA as follows:

	Short-term	Long-term	Outlook	Recent events
Moody’s	P-2	A3	Negative	On March 26, 2009, Moody’s confirmed the ratings assigned to Veolia Environnement on June 27, 2005, but downgraded the outlook from stable to negative.
Standard and Poor's	A-2	BBB+	Negative	On March 25, 2009, Standard and Poor’s confirmed the ratings assigned to Veolia Environnement on October 3, 2005, but downgraded the outlook from stable to negative.

3.4.2   Refinancing policy

During the first half of 2009, Veolia Environnement continued to implement an active refinancing policy aimed at strengthening its financial base and maintaining the maturity of its debt.

The main debt lines maturing in the first half of 2009 and either repaid or refinanced were as follows:

•

repayment of the euro-denominated syndicated loan in the amount of €800 million in April 2009;

•

redemption of the EMTN series 8 bond issue of CZK 660 million (euro-equivalent of €22.1 million at historical exchange rates), maturing April 29, 2009;

•

redemption of the EMTN series 13 bond issue of U.S.$ 27 million (euro-equivalent of €22.2 million at historical exchange rates), maturing March 4, 2009.

In addition, Veolia Environnement completed new bond issues under the EMTN (Euro Medium Term Notes) program for a total euro-equivalent of €2,250 million as of June 30, 2009, as follows:

•

On April 24, 2009, Veolia Environnement completed two bond issues:

o

a €1,250 million bond issue bearing fixed-rate interest of 5.25% p.a. and maturing April 24, 2014,

o

a €750 million bond issue bearing fixed rate interest of 6.75% p.a. and maturing April 24, 2019.

•

On June 29, 2009, Veolia Environnement completed a €250 million bond issue bearing fixed-rate interest of 5.70% p.a. and maturing June 29, 2017 (series 27).

No material bank financing lines were negotiated during the first half of 2009.

Veolia Environnement: Operating and Financial Review as of June 30, 2009

3.4.3   Group liquidity position

Liquid assets of the Group as of December 31, 2008 and June 30, 2009 break down as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Veolia Environnement:
Undrawn MT syndicated loans *	3,705.3	2,890.3
Undrawn MT credit lines	875.0	575.0
Undrawn ST credit lines	100.0	350.0
Cash & cash equivalents	3,220.8	2,283.6
Subsidiaries:
Other financial assets	-	-
Cash & cash equivalents	1,737.1	1,566.0
Total liquid assets	9,638.2	7,664.9
Current debts and bank overdrafts and other cash position items
Current debts	3,041.2	3,219.7
Bank overdrafts and other cash position items	619.8	465.7
Total current debts and bank overdrafts and other cash position items	3,661.0	3,685.4
Total liquid assets net of current debts and bank overdrafts and cash position items	5,977.2	3,979.5
* maturing April 20, 2012

As of June 30, 2009, Veolia Environnement had total liquid assets of €9.6 billion, including cash and cash equivalents of €5.0 billion.

Veolia Environnement cash surpluses (€3,220.8 million) are managed with a profitability objective close to that of the monetary market, while avoiding exposure to capital risk and maintaining a low level of volatility. Investment supports primarily comprise UCITS, negotiable debt instruments (certificates of deposit and commercial paper) and equivalents.

In 2009, the Group continued its policy of optimizing its liquidity position (cost and maturity). On April 20, 2009, VE SA renewed the partial drawdown of the multi-currency syndicated credit facility in the amount of €294.7 million (primarily PLN 983 million – euro-equivalent of €220.8 million as of June 30, 2009). The euro-denominated drawdown performed in October 2008 was repaid in the amount of €800 million.

Syndicated credit facility and bilateral credit line documentation does not contain any events of default tied to restrictive financial covenants (such as Debt Payout Ratios, Interest Coverage Ratios or rating triggers). Veolia Environnement may draw on the multi-currency syndicated credit facility at any time and all credit lines are confirmed.

The next major bond redemption will take place in February 2012 (€1 billion).

Veolia Environnement: Operating and Financial Review as of June 30, 2009

3.4.4   Net financial debt

Net financial debt as of June 30, 2009 breaks down as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Non-current borrowings	18,343.8	17,063.9
Current borrowings	3,041.2	3,219.7
Bank overdrafts and other cash position items	619.8	465.7
Sub-total borrowings	22,004.8	20,749.3
Cash and cash equivalents	(4,957.9)	(3,849.6)
Fair value gains/losses on hedge derivatives	(219.5)	(371.5)
Net financial debt	16,827.4	16,528.2

3.4.5   Maturity of non-current borrowings

Group non-current borrowings fall due as follows as of June 30, 2009:

(€ million)	Amount	Maturing in
		2 to 3 years	4 to 5 years	More than 5 years
Bond issues	13,280.8	1,037.2	2,940.9	9,302.7
Bank borrowings	5,063.0	1,732.3	794.0	2,536.7
Non-current borrowings	18,343.8	2,769.5	3,734.9	11,839.4

4.     OUTLOOK

In the current economic environment, Veolia Environnement’s priority for 2009 is to generate positive free cash flow after the payment of the dividend.

To attain this objective, the Group expects net investments of no more than €2 billion in 2009, including an asset disposal plan, confirmed at June 30, 2009, of €1 billion for fiscal year 2009.  To date, the Group is engaged in advanced negotiations to dispose of certain assets in the waste management division in the U.S. and France and in the freight business of Veolia Transport. The objective is to finalize these divestures by the end of 2009.

The operating and financial performance during the first half of the year and the advancement of the disposal program allow the Group to confirm its objectives set for 2009: to generate positive free cash flow after the payment of the dividend for fiscal year 2008 and to generate operating cash flow less net investments of around €2 billion at constant exchange rates.

This information is uncertain and subject to change. It does not constitute a profit forecast. Forward-looking information is based on the following items and actions:

•

developments in the economic environment (monetary parity, raw material prices, activity levels in Europe and the United States) during the second half of 2009;

•

exogenous factors (actions by anti-trust or regulatory bodies, client agreements, etc.) relating to the completion of divestiture operations in 2009.

A detailed description of risk factors can be found in Chapter 4.1 of the 2008 Reference Document, Risks relating to the issuer, as filed with the AMF.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

Consolidated Financial Statements for the half-year ended

June 30, 2009

Contents

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

25

CONSOLIDATED INCOME STATEMENT

27

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

28

CONSOLIDATED CASH FLOW STATEMENT

29

CHANGES IN EQUITY

30

1

ACCOUNTING PRINCIPLES AND METHODS

32

Translation of foreign subsidiaries’ financial statements

34

Information by operating segment

34

2

USE OF MANAGEMENT ESTIMATES IN THE APPLICATION OF GROUP ACCOUNTING STANDARDS

35

3

SIGNIFICANT EVENTS

36

4

GOODWILL

37

5

CONCESSION INTANGIBLE ASSETS

39

6

OTHER INTANGIBLE ASSETS

40

7

PROPERTY, PLANT AND EQUIPMENT

41

8

CURRENT AND NON-CURRENT OPERATING FINANCIAL ASSETS

43

9

OTHER NON-CURRENT FINANCIAL ASSETS

44

10

WORKING CAPITAL REQUIREMENTS

44

11

OTHER CURRENT FINANCIAL ASSETS

45

12

CASH AND CASH EQUIVALENTS

45

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

13

EQUITY

46

Equity attributable to equity holders of the parent

46

13.1 Share capital

46

13.2 Offsetting of treasury shares against equity

46

13.3 Share subscription or purchase options

46

13.4 Appropriation of net income and dividend distribution

46

13.5 Foreign exchange translation

46

13.6 Fair value reserves

47

13.7 Actuarial gains or losses on retirement commitments

47

Non-controlling interests

47

14

NON-CURRENT AND CURRENT PROVISIONS

48

15

NON-CURRENT BORROWINGS

49

16

CURRENT BORROWINGS

50

17

REVENUE

51

18

OPERATING INCOME

52

19

NET FINANCE COSTS

53

20

OTHER FINANCIAL INCOME AND EXPENSES

53

21

INCOME TAX EXPENSE

54

22

NET INCOME FROM DISCONTINUED OPERATIONS

55

23

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

57

24

DERIVATIVE INSTRUMENTS

57

25

MAIN ACQUISITIONS

58

Acquisitions during the half-year ended June 30, 2009

58

Acquisitions in fiscal year 2008

58

26

TAX AUDITS

58

27

OFF-BALANCE SHEET COMMITMENTS

59

28

COLLATERAL GIVEN SUPPORTING BORROWINGS

61

29

RELATED PARTY TRANSACTIONS

61

30

GREENHOUSE GAS EMISSION RIGHTS

61

31

REPORTING BY OPERATING SEGMENT

62

32

POST-BALANCE SHEET EVENTS

66

33

MAIN SUBSIDIARIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

66

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - ASSETS (€ million)	Notes	As of June 30, 2009	As of December 31, 2008
Goodwill	4	6,805.6	6,723.3
Concession intangible assets	5	3,703.9	3,637.7
Other intangible assets	6	1,522.5	1,535.2
Property, plant and equipment	7	9,536.9	9,427.1
Investments in associates		319.9	311.6
Non-consolidated investments		160.4	202.8
Non-current operating financial assets	8	5,266.9	5,298.9
Non-current derivative instruments - Assets	24	334.0	508.4
Other non-current financial assets	9	753.8	817.3
Deferred tax assets		1,555.9	1,579.5
Non-current assets		29,959.8	30,041.8
Inventories and work-in-progress	10	1,055.8	1,022.0
Operating receivables	10	12,270.7	13,093.2
Current operating financial assets	8	399.5	452.3
Other current financial assets	11	309.1	321.4
Current derivative instruments - Assets	24	47.4	142.8
Cash and cash equivalents	12	4,957.9	3,849.6
Assets classified as held for sale (1)		696.6	203.0
Current assets		19,737.0	19,084.3
Total assets		49,696.8	49,126.1

(1) The assets and liabilities classified as held for sale in June 2009, primarily represent incineration activities in the United States (Montenay International) and the Freight activities in Transportation (essentially in France, Germany and the Netherlands), as well as the assets of Veolia Propreté Nettoyage et Multiservices (VPNM) in Environmental Services and, as it was the case as of December 31, 2008, certain jointly controlled French subsidiaries in the Water segment.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION – EQUITY AND LIABILITIES (€ million)	Notes	As of June 30, 2009	As of December 31, 2008
Share capital		2,463.5	2,362.9
Additional paid-in capital		9,418.9	9,197.5
Reserves and retained earnings attributable to equity holders of the parent		(4,749.9)	(4,559.2)
Total equity attributable to equity holders of the parent	13	7,132.5	7,001.2
Total equity attributable to non-controlling interests		2,581.5	2,530.5
Equity	13	9,714.0	9,531.7
Non-current provisions	14	2,284.2	2,160.2
Non-current borrowings	15	18,343.8	17,063.9
Non-current derivative instruments – Liabilities	24	135.4	159.9
Deferred tax liabilities		1,985.3	1,936.0
Non-current liabilities		22,748.7	21,320.0
Operating payables	10	12,516.8	13,591.8
Current provisions	14	683.9	773.1
Current borrowings	16	3,041.2	3,219.7
Current derivative instruments – Liabilities	24	73.0	125.9
Bank overdrafts and other cash position items	12	619.8	465.7
Liabilities classified as held for sale (1)		299.4	98.2
Current liabilities		17,234.1	18,274.4
Total equity and liabilities		49,696.8	49,126.1

(1) The assets and liabilities classified as held for sale in June 2009, primarily represent incineration activities in the United States (Montenay International) and the Freight activities in Transportation (essentially in France, Germany and the Netherlands), as well as the assets of Veolia Propreté Nettoyage et Multiservices (VPNM) in Environmental Services and, as it was the case as of December 31, 2008, certain jointly controlled French subsidiaries in the Water segment.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

CONSOLIDATED INCOME STATEMENT

(€ million)	Notes	Half-year ended June 30, 2009	Half-year ended June 30, 2008 (2)	Year ended December 31, 2008 (2)
Revenue	17	17,426.9	17,565.7	35,846.3
o/w revenue from operating financial assets		196.5	180.2	397.9
Cost of sales		(14,499.7)	(14,402.1) (1)	(30,115.0)
Selling costs		(302.7)	(306.9)	(621.4)
General and administrative expenses		(1,639.3)	(1,577.0) (1)	(3,225.6)
Other operating revenue and expenses		15.6	12.5	49.4
Operating income	18	1,000.8	1,292.2	1,933.7
Net finance costs	19	(425.8)	(498.2)	(1,155.4)
Net finance income	19	47.0	74.7	239.9
Other financial income and expenses	20	(29.2)	(5.7)	(38.2)
Income tax expense	21	(196.8)	(221.7)	(460.0)
Share of net income of associates		6.6	9.0	18.3
Net income from continuing operations		402.6	650.3	538.3
Net income/(loss) from discontinued operations	22	(56.4)	0.4	170.9
Net income for the year		346.2	650.7	709.2
Non-controlling interests	23	125.9	150.2	304.1
Attributable to equity holders of the parent		220.3	500.5	405.1

(in euros)
Net income attributable to equity holders of the parent per share (3)
Diluted		0.47	1.08	0.87
Basic		0.47	1.08	0.88
Net income from continuing operations attributable to equity holders of the parent per share (3)
Diluted		0.60	1.08	0.64
Basic		0.60	1.09	0.65

(1) As part of the ongoing measures to improve productivity, the Group reclassified certain expenses between cost of sales and general and administrative expenses at the 2008 year-end. There was no impact on operating income (see Note 18 Operating income).

(2) In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the income statements of:

•

the Clemessy and Crystal entities, in the Energy Services segment, sold in December 2008, and

•

the entities of the U.S. incineration activity in Environmental Services (Montenay International) and the Freight activities in Transportation (essentially in France, Germany and the Netherlands) in the process of being divested as of June 30, 2009, were combined under a separate line item “Net income from discontinued operations” for the periods ended December 31, and June 30, 2008.

(3) Pursuant to IAS 33, the weighted average number of ordinary shares outstanding taken into account for the calculation of net earnings per share for 2008 was adjusted following a June 2009 dividend distribution in shares. The adjusted number stands at respectively 462.0 million shares for the period ended June 30, 2008 and 462.2 million shares for the year ended December 31, 2008. For the half-year ended June 30, 2009, the weighted average number of shares stood at 464.2 million (diluted and basic).

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€ million)	Half-year ended June 30, 2009	Half-year ended June 30, 2008	Year ended December 31, 2008
Net income for the period	346.2	650.7	709.2
Actuarial gains or losses on pension obligations*	(8.6)	(84.7)	(104.0)
Fair value adjustments on available-for-sale assets*	(12.3)	(1.8)	(18.4)
Fair value adjustments on cash flow hedge	32.6	32.6	(88.6)
Foreign exchange gains and losses:
- on the translation of the financial statements of subsidiaries drawn up in a foreign currency	121.8	(116.5)	(279.8)
- on the net financing of foreign investments	(9.4)	34.5	(15.9)
Income and expenses recognized directly in equity	124.1	(135.9)	(506.7)
Total income and expenses recognized	470.3	514.8	202.5
o/w Attributable to equity holders of the parent	359.5	305.4	(84.4)
o/w Attributable to non-controlling interests	110.8	209.4	286.9
*These amounts are net of taxes. The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Notes	Half-year ended June 30, 2009	Half-year ended June 30, 2008	Year ended December 31, 2008
Net income attributable to equity holders of the parent		220.3	500.5	405.1
Net income attributable to non-controlling interests	23	125.9	150.2	304.1
Operating depreciation, amortization, provisions and impairment losses		1,103.4	917.3	2 301.6
Financial amortization and impairment losses		(2.0)	2.9	19.5
Gains (losses) on disposal and dilution		(39.2)	(39.3)	(288.2)
Share of net income of associates		(6.4)	(9.0)	(18.5)
Dividends received	20	(6.5)	(6.5)	(8.4)
Net finance costs	19	381.5	426.3	922.8
Income tax expense	21	198.1	226.5	470.9
Other items (including IFRS 2)		9.2	(5.7)	69.5
Operating cash flow before changes in working capital		1,984.3	2,163.2	4,178.4
Changes in working capital	10	(114.2)	(249.1)	(80.9)
Income taxes paid		(217.9)	(168.0)	(347.5)
Net cash from operating activities		1,652.2	1,746.1	3,750.0
Capital expenditure	31	(1,167.8)	(1,235.9)	(2,780.6)
Proceeds on disposal of intangible assets and property, plant and equipment		137.3	196.6	329.8
Purchases of investments		(124.3)	(542.3)	(800.7)
Proceeds on disposal of financial assets		57.6	46.7	361.1
Operating financial assets:	8	-		-
New operating financial assets		(239.5)	(203.0)	(507.0)
Principal payments on operating financial assets		263.1	193.7	358.2
Dividends received	20	9.0	9.4	15.8
New non-current loans granted	9	(21.3)	(133.2)	(252.7)
Principal payments on non-current loans	9	41.2	18.9	30.0
Net increase/decrease in current loans	11	41.7	7.9	(89.0)
Net cash used in investing activities		(1,003.0)	(1,641.2)	(3,335.1)
Net increase/(decrease) in current borrowings	16	(638.5)	(1,571.9)	(1,437.0)
New non-current borrowings and other debt	15	2,914.9	2,310.9	3,590.2
Principal payments on non-current borrowings and other debt	15	(1,183.2)	(141.7)	(184.8)
Proceeds on issue of shares		57.0	28.5	51.0
Share capital reduction			(131.0)	(131.0)
Purchases of treasury shares		1.9	(1.8)	3.2
Dividends paid		(402.2)	(726.9)	(754.4)
Interest paid		(431.1)	(472.0)	(847.6)
Net cash from/(used in) financing activities		318.8	(705.9)	289.6
Net cash at the beginning of the period		3,383.9	2,656.2	2,656.2
Effect of foreign exchange rate changes and others		(13.8)	17.8	23.2
Net cash at the end of the period		4,338.1	2,073.0	3,383.9
Cash & cash equivalents	12	4,957.9	2,771.5	3,849.6
Bank overdrafts and other cash position items	12	619.8	698.5	465.7
Net cash at the end of the period		4,338.1	2,073.0	3,383.9

Net cash flows attributable to discontinued operations as defined in IFRS 5 contributed for the periods ended June 30, 2009, June 30, 2008 and December 31, 2008, respectively, -€12.8 million, +€0.1 million and +€42.0 million to net cash from operating activities, +€17.8 million, -€42.6 million and +€100.0 million to net cash from investing activities and -€5.4 million, -€20.6 million and -€34.9 million to net cash from financing activities.

Discontinued operations are presented in Note 22.

The accompanying notes are an integral part of these consolidated financial statements.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

CHANGES IN EQUITY

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
As of January 1, 2008	471,762,756	2,358.8	9,179.5	(460.7)	(3,367.2)	(119.1)	21.6	7,612.9	2,577.8	10,190.7
Issues of share capital of the parent company	773,693	3.9	17.4	-	-	-	-	21.3	-	21.3
Elimination of treasury shares		-	-	(1.8)	1.7	-	-	(0.1)	-	(0.1)
Share purchase and subscription options		-	-	-	7.6	-	-	7.6	-	7.6
Third party share in share capital increases of subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	(116.9)	(116.9)
Parent company dividend distribution		-	-	-	(553.5)	-	-	(553.5)	-	(553.5)
Third party share in dividend distributions of subsidiaries		-	-	-	-	-	-	-	(173.0)	(173.0)
Income / (expenses) recorded in equity					(80)	(133.8)	18.7	(195.1)	59.2	(135.9)
Net income for the period		-	-	-	500.5	-	-	500.5	150.2	650.7
Other changes		-	-	-	0.4	(0.8)	0.8	0.4	(2.9)	(2.5)
As of June 30, 2008	472,536,449	2,362.7	9,196.9	(462.5)	(3,490.5)	(253.7)	41.1	7,394.0	2,494.4	9,888.4

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
As of December 31, 2008	472,576,666	2,362.9	9,197.4	(457.5)	(3,589.5)	(432.9)	(79.2)	7,001.2	2,530.5	9,531.7
Issues of share capital of the parent company (1)	20,111,683	100.6	221.5	-		-	-	322.1	-	322.1
Elimination of treasury shares		-	-	1.9		-	-	1.9	-	1.9
Share purchase and subscription options					6.2			6.2		6.2
Third party share in share capital increases of subsidiaries and changes in consolidation scope									109.9	109.9
Parent company dividend distribution(1)					(553.8)			(553.8)		(553.8)
Third party share in dividend distributions of subsidiaries									(170.0)	(170.0)
Income / (expenses) recorded in equity					(8.8)	126.7	21.3	139.2	(15.1)	124.1
Net income for the period					220.3			220.3	125.9	346.2
Other changes					(3.7)	0.6	(1.5)	(4.6)	0.3	(4.3)
As of June 30, 2009	492,688,349	2,463.5	9,418.9	(455.6)	(3,929.3)	(305.6)	(59.4)	7,132.5	2,581.5	9,714.0

(1) The dividend distribution per share was €1.21 in 2009 and 2008 and €1.05 in 2007. In 2009, a portion of the dividend was paid in shares.

The line items “Proceeds on issue of shares” and “Dividends paid” in the cash flow statement are presented net of the amount of dividends paid in shares, i.e. €322 million, as this payment does not give rise to a financial cash flow.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

1 ACCOUNTING PRINCIPLES AND METHODS

The Group’s condensed consolidated interim financial statements for the half-year ended June 30, 2009 were prepared under the responsibility of the Board of Directors, which met on August 5, 2009.

ACCOUNTING STANDARDS FRAMEWORK

Basis of preparation of the financial information

Pursuant to EC Regulation 1606/2002 of July 19, 2002, as amended by EC Regulation 297/2008 of March 11, 2008, the condensed consolidated interim financial statements of the Veolia Group (the “Group”) for the half-year ended June 30, 2009 were prepared in accordance with IAS 34 Interim financial reporting. As they are condensed financial statements, they do not include all the disclosures required under IFRS and must be read in conjunction with the Group consolidated financial statements for the year ended December 31, 2008.

The accounting principles used for the preparation of the condensed consolidated interim financial statements are in accordance with the IFRS standards and interpretations adopted by the European Union and published by the IASB as of June 30, 2009. These standards may be consulted at the following European Union website: http://ec.europa.eu/internal_market/accounting/ias/index_fr. htm.

These half-yearly financial statements have been drawn up in accordance with the principles used for the preparation of the 2008 consolidated financial statements, except for the items presented below and the specificities required by IAS 34.

New standards and interpretations

Standards applied for the first time by the Group as of January 1, 2009

•

IFRS 8 Operating Segments

The implementation of this new standard is presented in the note below.

•

Revised IAS 1 Presentation of Financial Statements

The main changes in relation to the previous version of IAS 1 are as follows:

o

the “Balance sheet” is now known as the “Consolidated statement of financial position”;

o

Under Revised IAS 1 (i) all changes resulting from transactions with equity holders acting in their capacity as equity holders are presented separately from transactions with non-controlling interests, (ii) income and expenses are presented in one statement (a statement of comprehensive income) or in two statements (a separate income statement and a statement of comprehensive income), which was already the case in the Group’s published financial statements, and (iii) total comprehensive income is presented in the financial statements, which was already the case in the Group’s published financial statements.

•

Revised IAS 23 Borrowing Costs

•

Amendments to IAS 32 Financial Instruments – Presentation  and IAS 1 Presentation of Financial Statements on puttable financial instruments and obligations arising on liquidation

•

Amendments to IFRS 1 and IAS 27 relating to the cost of an investment on first-time adoption of IAS/IFRS

•

Amendment to IFRS 2 Share-based Payment – vesting conditions and cancellations

•

Amendments arising from the 2006-2008 annual improvement process, with the exception of the amendment to IFRS 5

•

Amendment to IFRS 7 Financial Instruments: Disclosures – Improvements to Financial Instrument Disclosures (not approved by the European Union)

•

Amendment to IAS 39 and IFRIC 9 relating to embedded derivatives (not yet adopted by the European Union)

•

IFRIC 13 Customer Loyalty Programmes

•

IFRIC 15 Agreements for the Construction of Real Estate (not yet adopted by the European Union)

•

IFRIC 16 Hedges of a Net Investment in a Foreign Operation

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

The Group did not observe any material impact arising from the implementation of these new standards.

Standards that must be adopted subsequent to June 30, 2009 and not adopted early

•

Revised IFRS 3 Business Combinations

•

Amendment to IAS 27 Consolidated and Separate Financial Statements

The adoption of Revised IFRS 3 and IAS 27 is likely to have a material impact on future business combinations or transactions with non-controlling interests.

•

Amendments resulting from the 2007-2009 annual improvement process

Pursuant to the new amendment specifying the conditions for implementing IAS 7, the replacement costs mentioned in Note 22 Operating income will be eliminated from “Net cash from operating activities” in the cash flow statement as of January 1, 2010. Consequently, for the reconciliation between “Net income attributable to equity holders of the parent” and “Net cash from operating activities” the replacement costs will no longer be eliminated under “Operating depreciation, amortization, provisions and impairment losses.” The amendment has no impact on net income or equity.

•

Amendments to IAS 28 and IAS 31 subsequent to IFRS 3 revised

•

Amendment to IAS 39: Financial Instruments: Recognition and Measurement: Eligible Hedged Items

•

Amendment to IFRS 5 resulting from the 2006-2008 annual improvement process

•

IFRIC 17 Distribution of Non-cash Assets to Owners

•

IFRIC 18 Transfers of Assets from Customers

The Group is currently assessing the potential impacts of these standards, amendments and interpretations.

Seasonality of the Group activity

Climatic conditions combined with the seasonality of the Group’s activities may impact the Company’s results. Some of the Company’s activities are subject to seasonal changes. Dalkia generates most of its operating income in the first and fourth quarters corresponding to heating periods in Europe. In the Water sector, water consumption for domestic use and wastewater treatment is more significant between May and September in the Northern hemisphere, where Veolia Water conducts most of its business. Finally, in Transportation, SNCM conducts most of its business during the summer.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

Translation of foreign subsidiaries’ financial statements

The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Period-end exchange rate (one foreign currency unit = €xx)	As of June 30, 2009	As of June 30, 2008	As of December 31, 2008
U.S. Dollar	0.7075	0.6344	0.7185
Pound Sterling	1.1736	1.2621	1.0499
Czech Crown	0.0386	0.0419	0.0372

Average exchange rate (one foreign currency unit = €xx)	Average rate Half-year ended June 30, 2009	Average rate Half-year ended June 30, 2008	Average annual rate 2008
U.S. Dollar	0.7507	0.6475	0.6782
Pound Sterling	1.1187	1.2829	1.2433
Czech Crown	0.0368	0.0398	0.0399

Information by operating segment

Effective January 1, 2009, the Group identifies and presents its segment information in accordance with IFRS 8 Operating Segments.

This information is based on the internal organization of Group activities and represents the Group’s four core businesses, i.e. Water, Environmental Services, Energy Services and Transportation (which had been retained for the primary segment reporting under the old segment reporting standard – IAS 14).

The quantified indicators used by operating segment are part of the key ratios for budget validation, operating segment performance monitoring and resource allocation, as reviewed by the Executive Committee.

The financial data by operating segment is prepared using the same rules as those applied for the condensed consolidated interim financial statements, as described in the Accounting principles and methods section in the Note to the financial statements.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

2 USE OF MANAGEMENT ESTIMATES IN THE APPLICATION OF GROUP ACCOUNTING STANDARDS

The preparation of the condensed consolidated interim financial statements may require Veolia Environnement to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Future results could differ significantly from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Actual values could differ from these estimates.

In preparing the condensed consolidated interim financial statements, the significant judgments made by management when applying Group accounting methods and the main sources of uncertainty with respect to estimates were identical to those disclosed in the consolidated financial statements for the year ended December 31, 2008.

However, the methodology used to calculate the discount rate adopted for the year ended December 31, 2008 was analyzed in light of the financial crisis. As the financial context at the June 30, 2009 period-end had stabilized, these rates were again reviewed in terms of present conditions and the following methodology was adopted:

•

Application of IAS 36, Impairment of assets: in accordance with Group practice, the discount rates used correspond to the weighted average cost of capital, calculated annually in June.

•

Application of IAS 37, Provisions, Contingent Liabilities and Contingent Assets: the discount rates applied to these liabilities take into account the risk-free interest rates and a market-based risk factor. The adjustment to this risk premium in December 2008 (to modulate market volatility) was not deemed necessary for the June 30, 2009 period-end.

•

Application of IAS 19, Employee Benefits: use of the IBoxx index had been suspended as of December 31, 2008 because of its heavy volatility. This suspension has ended, and obligations for the June 30, 2009 period-end are measured using a range of market indices, including IBoxx and Bloomberg.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

3 SIGNIFICANT EVENTS

As was the case in the second half of 2008, the first half of 2009 was marked by the financial crisis and its economic repercussions, and specifically:

•

significant exchange rate fluctuations, which modified the contribution of businesses from outside the euro zone, particularly in Eastern Europe;

•

the downward trend of energy prices and CO2  emission rights;

•

very low prices for recycled raw materials compared to the first half of the preceding year;

•

the slowdown in activity compared to the first half of 2008, which affected volumes for the Environmental Services business lines, and the engineering and construction activities in Water and Energy Services;

•

the difficult financial situation of industry economic players and, to a lesser extent, public players which weighed on the completion of certain growth projects and the solvency of some customers.

In accordance with the decision of the May 7, 2009 Shareholders’ General Meeting, the Group offered its shareholders a share or cash option with respect to the dividend payment. The share payment option was adopted by 58% of shareholders, resulting in the creation of 20.1 million shares representing a little over 4.25% of the share capital and 4.39% of the voting rights.

As part of the refinancing of its EMTN program, Veolia Environnement carried out three bond issues: a €1,250 million bond issue, bearing annual interest at a fixed rate of 5.25% and maturing on April 24, 2014, a €750 million bond issue, bearing annual interest at a fixed rate of 6.75% and maturing on April 24, 2019, and a €250 million bond issue, bearing annual interest at a fixed rate of 5.70% and maturing in June 29, 2017.

Veolia Environnement has announced that its subsidiary Veolia Transport has entered into exclusive discussions with the SNCF Group and the Eurotunnel Group which has submitted a firm bid to acquire the Veolia Cargo Company (in France and abroad).

Veolia Transport will consider this bid carefully. If it is accepted, and after consulting the workers representation bodies and approval by the competent regulatory bodies, the disposal could take place by the end of 2009. Following these transactions, Veolia Environnement’s indebtedness would be reduced by €95 million. These activities have also been reclassified as discontinued operations in the Group financial statements for the half-year ended June 30, 2009.

Veolia Propreté has announced the signing of an agreement relating to the sale of the U.S. incineration activity (Montenay International), the objective being to complete this transaction before the end of the year given the approvals required from the competent regulatory authorities and the standard terms and conditions governing completion. This activity has also been reclassified as a discontinued operation in the Group financial statements for the half-year ended June 30, 2009.

On June 24, 2009, Veolia Propreté announced that it had entered into exclusive discussions with the TFN Group with respect to the sale of Veolia Propreté Nettoyage et Multiservices (VPNM). This activity has not been reclassified as a discontinued operation in the financial statements for the half-year ended June 30, 2009, as it does not represent a cash-generating unit. The assets and liabilities of these activities are presented under the line items “Assets (liabilities) classified as held for sale” in the consolidated statement of financial position.

On July 23, 2009, the Group and the Caisse des Dépôts have decided to enter exclusive negotiations with a view to merging Transdev and Veolia Transport. The operation would take the form of a merger between Veolia Transport and Transdev, with the Caisse des Dépôts and Veolia Environnement each owning 50%. This parity would be achieved after analysis and valuation of the two companies, and subsequent adjustment of the financial structure. The planned merger is subject to reaching a definitive agreement, which is itself subject to approval by the regulatory authorities. This industrial project will give rise to a global leader in public passenger transport, with around €8 billion in pro forma revenues and 130,000 employees.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

4 GOODWILL

Goodwill breaks down as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Gross carrying amount	7,295.4	7,211.2
Cumulative impairment losses	(489.8)	(487.9)
Net carrying amount	6,805.6	(6,723.3)

The main goodwill balances in net carrying amount by cash-generating unit (amounts in excess of €100 million as of June 30, 2009) are as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Water - Distribution France	743.2	743.2
Environmental Services - United Kingdom	719.2	644.3
Environmental Services - North America Solid Waste	601.8	610.8
Environmental Services - Germany	403.9	397.8
Dalkia France	338.8	338.5
Environmental Services - France Solid Waste	273.5	272.4
Water Solutions and Technologies	259.4	245.8
Water - China	243.4	247.5
Water - United Kingdom	231.2	197.4
Water - Czech Republic	224.4	216.4
Energy Services - Italy	185.2	184.9
Transportation - North America	173.6	175.3
Energy Services - United States	150.3	152.6
Transportation - Passenger services France	148.4	136.2
Water - Germany (excluding Berlin)	137.7	137.7
Water - Berlin	134.4	134.4
Environmental Services - Italy	104.4	125.9
Energy Services - Poland	102.9	111.5
Goodwill balances > €100 million	5,175.7	5,072.6
Goodwill balances < €100 million	1,629.9	1,650.7
Total Goodwill	6,805.6	6,723.3

As of June 30, 2009, accumulated impairment losses amounted to €489.8 million and mainly concerned the goodwill of Environmental Services in Germany (€343 million recognized in 2008) and Transportation in the Netherlands, the United Kingdom and Belgium (€55 million, converted as of June 30, 2009, recognized in 2008) and in Scandinavia (€61 million, converted as of June 30, 2009, recognized in 2004).

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

Movements in the net carrying amount of goodwill by operating segment as of June 30, 2009 are as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Water	2,299.8	2,247.7
Environmental Services	2,754.8	2,736.7
Energy Services	1,151.9	1,131.1
Transportation	537.1	551.3
Other	62.0	56.5
Goodwill	6,805.6	6,723.3

The €82.3 million increase in goodwill is mainly attributable to the impact of changes in the scope of consolidation for €42.3 million, the reclassification of activities held for sale for -€67.6 million and foreign exchange gains/losses of €111.4 million (including €107.2 million in the United Kingdom).

The changes in the scope of consolidation are primarily due to the recognition of goodwill on the acquisition of Digismart in the Energy Services segment for €27.0 million.

The opening balance sheets for the acquisitions completed during the first half of 2009, including Digismart, are provisional.

The opening balance sheets of 2008 acquisitions not yet definitive as of December 31, 2008, including Tianjin Shibei WCO, Bartin Recycling and Praterm, were not materially changed. The 12-month measurement period for finalizing the recognition of these business combinations, in accordance with IFRS 3, expired as of June 30, 2009.

Impairment tests for the half-year ended June 30, 2009

Goodwill and other intangible assets with an indefinite useful life are subject to annual impairment tests, in accordance with the Group timetable.

Nevertheless, in connection with the June 30, 2009 period-end, certain cash-generating units with identified risk were tested. These were CGUs:

•

for which there was an indication of impairment during the first half of 2009 (decline in cash flow from the most recent 2009 forecasts by more than 10% in relation to the 2009 budget, drawn up at the end of 2008); or

•

which did not pass tests for sensitivity to a 1% negative movement in the economic assumptions adopted (discount and growth rates) conducted at the end of December 2008.

There has been no change in the methodology used to calculate the recoverable amount of cash-generating units.

The tests conducted take into account the most recent revised data forecasts validated by management and the discount rates adopted as of June 30, 2009, as presented in Note 2.

These tests did not result in any additional impairment as of June 30, 2009.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

5 CONCESSION INTANGIBLE ASSETS

 Movements in the net carrying amount of concession intangible assets as of June 30, 2009 are as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Gross carrying amount of concession intangible assets	5,156.1	4,983.9
Amortization and impairment losses	(1,452.2)	(1,346.2)
Net carrying amount of concession intangible assets	3,703.9	3,637.7

Concession intangible assets by Segment break down as follows:

(€ million)	As of June 30, 2009			Net carrying amount as of December 31, 2008
	Gross carrying amount	Amortization and impairment losses	Net carrying amount
Water	3,867.1	(916.6)	2,950.5	2,892.0
Environmental Services	409.0	(141.7)	267.3	259.1
Energy Services	830.4	(379.2)	451.1	453.6
Transportation	-	-	-	-
Other	49.6	(14.7)	34.9	33.0
Concession intangible assets	5,156.1	(1,452.2)	3,703.9	3,637.7

The increase in the net carrying amount of concession intangible assets for €66.2 million is mainly attributable to additions in the amount of €130.2 million (of which €98.4 million in Water and €18.5 million in Energy Services), and the arrival of several entities in the scope of consolidation with respect to the Shenzhen contract (Water in China) for €41.3 million, partially offset by amortization charges for -€116.4 million.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

6 OTHER INTANGIBLE ASSETS

Other intangible assets break down as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Intangible assets with an infinite useful life, net	65.9	99.5
Intangible assets with a finite useful life, gross	3,301.4	3,203.9
Amortization and impairment losses	(1,844.8)	(1,768.2)
Intangible assets with a finite useful life, net	1,456.6	1,435.7
Intangible assets, net	1,522.5	1,535.2

Movements in the net carrying amount of other intangible assets as of June 30, 2009 are as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Intangible assets with an infinite useful life, net	65.9	99.5
Fees paid to local authorities	540.6	576.5
Purchased contractual rights	402.7	398.9
Purchased software	159.2	143.9
Purchased customer portfolios	67.6	78.2
Other purchased intangible assets	190.4	203.1
Internally generated intangible assets	96.1	35.1
Intangible assets with a finite useful life, net	1,456.6	1,435.7
Other intangible assets	1,522.5	1,535.2

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

7 PROPERTY, PLANT AND EQUIPMENT

Movements in the net carrying amount of property, plant and equipment as of June 30, 2009 are as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Gross carrying amount of property, plant and equipment	20,055.8	19,491.5
Depreciation	(10,518.9)	(10,064.4)
Net carrying amount of property, plant and equipment	9,536.9	9,427.1

The €109.8 million increase in property, plant and equipment is a result of the following items:

•

Additions for €720.8 million (including €143.6 million in Water, €224.6 million in Environmental Services, €247.3 million in Transportation and €92.0 million in Energy Services);

•

Disposals for -€105.4 million (including -€87.3 million in Transportation);

•

Foreign exchange gains for €183.2 million (including €118.1 million in Water, €76.5 million in Environmental Services and -€21.8 million in Energy Services);

•

The impact of changes in consolidation scope for €142.3 million (including €42.8 million in Energy Services, €46.6 million in Environmental Services and €49.3 million in Transportation);

•

The impact of the reclassification of activities held for sale for -€140.2 million (including -€96.4 million in Environmental Services and -€43.8 million in Transportation);

•

Charges to depreciation for -€657.5 million.

Property, plant and equipment by Segment break down as follows:

	As of June 30, 2009			Net carrying amount as of December 31, 2008
(€ million)	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Water	4,326.9	(2,163.0)	2,163.9	2,024.4
Environmental Services	8,678.6	(4,890.0)	3,788.6	3,838.7
Energy Services	3,168.7	(1,328.4)	1,840.3	1,816.6
Transportation	3,634.1	(2,019.1)	1,615.0	1,631.8
Other	247.5	(118.4)	129.1	115.6
Property, plant and equipment	20,055.8	(10,518.9)	9,536.9	9,427.1

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

The breakdown of property, plant and equipment by class of assets is as follows:

(€ million)	As of June 30, 2009			Net carrying amount as of December 31, 2008
	Gross carrying amount	Depreciation and impairment losses	Net carrying amount
Land	1,495.0	(600.4)	894.6	901.0
Buildings	3,055.0	(1,451.3)	1,603.7	1,543.9
Technical installations, plant and equipment	7,740.2	(4,067.3)	3,672.9	3,638.9
Traveling systems and other vehicles	5,000.5	(2,971.9)	2,028.6	2,041.3
Other property, plant and equipment	2,065.3	(1,425.0)	640.3	643.5
Owned property, plant and equipment in progress	699.0	(3.0)	696.0	657.8
Property, plant and equipment in progress	0.8	-	0.8	0.7
Property, plant and equipment	20,055.8	(10,518.9)	9,536.9	9,427.1

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

8 CURRENT AND NON-CURRENT OPERATING FINANCIAL ASSETS

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession contracts and from the application of IFRIC 4.

Movements in the net carrying amount of current and non-current operating financial assets as of June 30, 2009 are as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Gross carrying amount	5,315.9	5,311.5
Impairment losses	(49.0)	(12.6)
Non-current operating financial assets	5,266.9	5,298.9
Gross carrying amount	399.5	452.3
Impairment losses	-	-
Current operating financial assets	399.5	452.3
Current and non-current operating financial assets	5,666.4	5,751.2

The movements in new operating financial assets during the half-year ended June 30, 2009 mainly concern:

•

New operating financial assets for €223.1 million, mainly representing the increase in financial receivables for pre-existing contracts (mainly in Water for €130.8 million);

•

The repayment of operating financial assets for €263.1 million (particularly Energy Services – cogeneration for €73.9 million and in Water for €124.2 million);

•

The impact of the reclassification of activities held for sale for -€43.0 million in Environmental Services; and

•

The recognition of impairment losses for -€36.5 million, primarily in Environmental Services.

The breakdown of current and non-current operating financial assets by segment is as follows:

	Non-current		Current		Total
(€ million)	As of June 30, 2009	As of December 31, 2008	As of June 30, 2009	As of December 31, 2008	As of June 30, 2009	As of December 31, 2008
Water	3,852.1	3,851.0	209.0	232.2	4,061.1	4,083.2
Environmental Services	726.1	768.4	46.1	68.6	772.2	837.0
Energy Services	547.4	562.0	109.0	117.4	656.4	679.4
Transportation	71.2	71.6	35.2	33.9	106.4	105.5
Other	70.1	45.9	0.2	0.2	70.3	46.1
Operating financial assets	5,266.9	5,298.9	399.5	452.3	5,666.4	5,751.2

There has been no material change in the fair value of operating financial assets since December 31, 2008.

However, the operating financial assets relating to the incineration activities in Italy were written down in the amount of €35 million to take into account operating difficulties and current negotiations. In addition, following the significant financial difficulties of a customer in Portugal, the Group has called into question the contractual conditions of its involvement. Nevertheless, given the customer’s shareholding restructuring and the local authorities’ support for the project, the operating financial assets (€65.3 million as of June 30, 2009) were not written down with respect to the customer’s solvency, although a contingency provision (€5.5 million) was recognized to cover possible delays and additional costs.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

9 OTHER NON-CURRENT FINANCIAL ASSETS

Movements in the carrying amount of other non-current financial assets as of June 30, 2009 are as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Gross carrying amount	739.3	803.0
Impairment losses	(67.2)	(63.4)
Non-current financial assets in loans and receivables	672.1	739.6
Other non-current financial assets	81.7	77.7
Total other non-current financial assets	753.8	817.3

As of June 30, 2009, the principal non-current financial assets in loans and receivables primarily correspond to the non-Group portion of loans granted to companies consolidated on a proportionate basis for €270.3 million (Dalkia International).

10 WORKING CAPITAL REQUIREMENTS

Changes in net working capital requirements during the half-year ended June 30, 2009 are as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Inventories and work-in-progress (net)	1,055.8	1,022.0
Operating receivables (net)	12,270.7	13,093.2
Operating payables (net)	12,516.8	13,591.8
Net working capital	809.7	523.4

Net working capital includes “operating” working capital (inventories, trade receivables, trade payables and other operating receivables and payables), “tax” working capital (current tax receivables and payables) and “investment” working capital (receivables and payables in respect of capital expenditure). In the changes in Net working capital for €286.3 million, presented above, the portion of “operating” working capital presented under “Changes in working capital” in the cash flow statement is €114.2 million, the portion of “tax” working capital included in “Income taxes paid” in the cash flow statement is €29.4 million, and the “investment” working capital included under “Capital expenditure” in the cash flow statement is €160.4 million.

Securitization of receivables in France

The French securitization program is governed by a five-year agreement signed in June 2002 with a securitized debt fund. This agreement was renewed on May 31, 2007 for an additional 5 years. Veolia Environnement decided to renew this agreement and include 16 new transferor companies in the Water segment (France), bringing the number of transferor companies to 24 and total securitized receivables to €490.9 million as of June 30, 2009. These receivables are carried in assets and the financing obtained is recorded in “Current borrowings.”

Assignment of receivables

In the Energy Services segment, in Italy, receivables were definitively sold to third parties for €77.9 million as of June 30, 2009, compared to €23 million as of June 30, 2008 and €69.4 million as of December 31, 2008.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

11 OTHER CURRENT FINANCIAL ASSETS

Movements in the carrying amount of other current financial assets as of June 30, 2009 are as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Gross carrying amount	242.5	283.3
Impairment losses	(22.6)	(27.9)
Current financial assets in loans and receivables (net)	219.8	255.4
Other current financial assets (excluding loans and receivables (net))	89.3	66.0
Total other current financial assets (net)	309.1	321.4

Other current financial assets (net) as of June 30, 2009 primarily comprise the non-Group portion of loans and current accounts granted to non-fully consolidated subsidiaries and the pre-financing of assets in Transportation.

12 CASH AND CASH EQUIVALENTS

Movements in cash and cash equivalents as of June 30, 2009 are as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Cash at bank and in hand	1,499.5	1,317.9
Cash equivalents	3,458.4	2,531.7
Cash and cash equivalents	4,957.9	3,849.6

Bank overdrafts and other cash position items	619.8	465.7

As of June 30, 2009, cash and cash equivalents for Veolia Environnement SA (€3,204.7 million) comprise treasury UCITS (Undertakings for Collective Investment in Transferable Securities) for €1,896.7 million, certificates of deposit and treasury notes for €902.6 million and medium-term notes for €405.4 million.

Bank overdrafts and other cash position items consist of credit balances on bank accounts and related accrued interest payable, corresponding to brief overdrafts.

The change in net cash position (+€954.2 million) mainly relates to bond issues for €2,250 million, the allocated amount of the syndicated loan repayment in euros (€800 million) and the reduction in outstanding treasury notes issued (€223 million).

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

13 EQUITY

Equity attributable to equity holders of the parent

13.1 Share capital

The share capital is fully paid up.

Share capital increases:

On June 30, 2008, Veolia Environnement performed a share capital increase in the amount of €21.3 million following the exercise of share purchase and subscription options.

On June 30, 2009, Veolia Environnement performed a share capital increase in the amount of €322 million in connection with the payment of dividends in shares. In accordance with the decision of the May 7, 2009 Shareholders’ General Meeting, the Group offered its shareholders a share or cash option with respect to the dividend payment. The share payment option was adopted by 58% of shareholders, resulting in the creation of 20,111,683 shares representing a little over 4.25% of the share capital and 4.39% of the voting rights.

Number of shares outstanding and par value:

There were a total of 492,688,349 shares outstanding as of June 30, 2009, 472,576,666 shares as of December 31, 2008 and 472,536,449 shares as of June 30, 2008 (including treasury shares). Each share has a par value of €5.

13.2 Offsetting of treasury shares against equity

During the half-year ended June 30, 2008, Veolia Environnement had purchased 125,661 shares for €4.4 million and sold 115,409 shares as part of share purchase option plans for €2.6 million; there were 15,130,906 treasury shares as of June 30, 2008.

During the half-year ended June 30, 2009, Veolia Environnement had sold 109,533 shares as payment of an acquisition carried out by a subsidiary for €1.9 million; there were 14,870,501 treasury shares as of June 30, 2009.

13.3 Share subscription or purchase options

In accordance with IFRS 2, an expense of €7.6 million was recognized for the half-year ended June 30, 2008 and €6.2 million for the half-year ended June 30, 2009 in respect of share option plans granted to employees.

13.4 Appropriation of net income and dividend distribution

A dividend of €553.8 million was distributed by Veolia Environnement SA. The 2008 net income attributable to equity holders of the parent for €405.1 million was allocated in its entirety to the dividend distribution.

13.5 Foreign exchange translation

As of June 30, 2008, negative exchange differences of -€134.6 million (portion attributable to equity holders of the parent) concerned the pound sterling for -€105.9 million, the U.S. dollar for -€93.9 million and the Czech crown for +€59.6 million.

Accumulated foreign exchange translation reserves as of June 30, 2008 were negative at -€253.7 million (portion attributable to equity holders of the parent), including -€220.1 million for the U.S. dollar, -€167.7 million for the pound sterling and +€140.3 million on the Czech crown.

As of June 30, 2009, positive exchange differences of €127.3 million (portion attributable to equity holders of the parent) concerned the pound sterling for +€127.5 million, the U.S. dollar for -€23.0 million and the Czech crown for +€16.3 million.

Accumulated foreign exchange translation reserves as of June 30, 2009 were negative at -€305.6 million (portion attributable to equity holders of the parent), including -€258.4 million for the pound sterling, -€74.8 million for the U.S. dollar, and +€90.3 million for the Czech crown.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

The increase in exchange differences primarily reflects the appreciation of the pound sterling, the Czech crown and the Australian dollar against the euro over the half-year ended June 30, 2009, whereas at the end of the period the U.S. dollar and the Chinese yuan renminbi depreciated against the euro. Movements in foreign exchange translation reserves are nonetheless significantly reduced by the Group policy of securing borrowings in the local currency.

Movements in foreign exchange translation reserves (total equity attributable to holders of the parent and non-controlling interests) are as follows:

(€ million)	Total	Attributable to equity holders of the parent
As of December 31, 2008	(385.8)	(432.9)
Exchange differences on the translation of the financial statements of subsidiaries drawn up in a foreign currency	122.4	138.1
Exchange differences on the net financing of foreign investments	(9.3)	(10.8)
Movements during the first six months of 2009	113.1	127.3
Exchange differences on the translation of the financial statements of subsidiaries drawn up in a foreign currency	(210.6)	(241.7)
Exchange differences on the net financing of foreign investments	(62.1)	(63.9)
As of June 30, 2009	(272.7)	(305.6)

13.6 Fair value reserves

Fair value reserves attributable to equity holders of the parent amounted to €21.6 million as of January 1, 2008, -€79.2 million as of December 31, 2008 and -€59.4 million as of June 30, 2009.

As of June 30, 2009, fair value reserves mainly include fair value adjustments to interest-rate derivatives hedging floating-rate borrowings, commodity derivatives and, to a lesser extent, fair value adjustments to available-for-sale securities.

13.7 Actuarial gains or losses on retirement commitments

As of June 30, 2009, the change in actuarial losses on retirement commitments, for the portion attributable to equity holders of the parent, was negative in the amount of -€8.8 million as of June 30, 2009 (+ €99.3 million balance as of June 30, 2009). This was largely attributable to the decline in the financial markets (actual return on plan assets lower than expected).

Non-controlling interests

A breakdown of the movements in non-controlling interests is presented in the statement of changes in equity.

The decrease in the share of non-controlling interests in net income for the first six months of 2009 compared to 2008 is primarily due to the economy-related difficulties experienced by Environmental Services in Italy and Energy Services in France and Italy.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

14 NON-CURRENT AND CURRENT PROVISIONS

Pursuant to IAS 37, non-current provisions are discounted. Discount rates used were as follows:

Discount rates

	As of June 30, 2009	As of December 31, 2008
Euros
2 to 5 years	2.78%	5.67%
6 to 10 years	4.91%	5.97%
More than 10 years	6.72%	6.65%
U.S. Dollar
2 to 5 years	2.81%	4.95%
6 to 10 years	5.46%	5.75%
More than 10 years	6.52%	6.82%
Pound Sterling
2 to 5 years	2.85%	6.13%
6 to 10 years	4.94%	6.40%
More than 10 years	6.75%	6.46%

The discount rate calculation methodology is presented in Note 2, Use of management estimates in the application of Group accounting standards.

Movements in non-current and current provisions during the first half of 2009 were as follows:

(€ million)	Non-current		Current		Total
	As of June 30, 2009	As of December 31, 2008	As of June 30, 2009	As of December 31, 2008	As of June 30, 2009	As of December 31, 2008
Provisions excluding pensions and other employee benefits	1,516.6	1,432.0	683.9	773.1	2,200.5	2,205.1
Provisions for pensions and other employee benefits	767.6	728.2	-	-	767.6	728.2
Total	2,284.2	2,160.2	683.9	773.1	2,968.1	2,933.3

The increase in non-current provisions excluding pensions and other employee benefits stems primarily from the unwinding of the discount on provisions and the foreign exchange impact.

The provisions for pensions and other employee benefits have increased due to the combined impact of the unwinding of the discount on provisions, actuarial losses calculated on plan assets, essentially in the United Kingdom, and foreign exchange impacts (mainly in the United Kingdom).

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

15 NON-CURRENT BORROWINGS

Non-current borrowings break down as follows for the first half of 2009:

(€ million)	As of June 30, 2009	As of December 31, 2008
Bonds	13,280.8	11,097.6
Other non-current borrowings	5,063.0	5,966.3
Non-current borrowings	18,343.8	17,063.9

Non-current bond issues break down by maturity as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Publicly offered or traded issuances (a)	12,490.2	10,290.9
European market (i)	11,159.3	8,884.3
U.S. market (ii)	1,330.9	1,406.6
Private placements (b)	306.9	320.2
Three Valleys bond issue (c)	230.5	206.1
Stirling Water Seafield Finance bond issue (d)	96.1	88.0
Other amounts < €50 million in 2008	157.1	192.4
Bonds	13,280.8	11,097.6

Veolia Environnement issued new bonds for €2,250 million during the half-year ended June 30, 2009, breaking down as follows:

•

An April 22, 2009 bond issue for:

o

€1,250 million at a fixed rate of 5.25%, maturing in 2014;

o

€750 million at a fixed rate of 6.75%, maturing in 2019.

•

On June 29, 2009, Veolia Environnement issued bonds in the amount of €250 million at a fixed rate of 5.70%, maturing in 2017.

The series 9 bonds (CZK 600 million) maturing on April 23, 2010 were reclassified as a current borrowing (equivalent to €22.6 million).

Other non-current borrowings

In April 2009, a draw-down on the euro syndicated credit line was repaid in the amount of €800 million.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

Non-current borrowings by original currency (before swap transactions) break down as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Euro	13,591.0	12,256.0
U.S. dollar	1,950.4	2,066.9
Pound sterling	1,309.8	1,204.9
Czech crown	364.2	377.8
Chinese yuan renminbi	277.7	286.6
Polish zloty	267.5	277.0
Moroccan dirham	276.8	257.1
Korean won	30.4	31.7
Norwegian crown	17.3	17.8
Australian dollar	2.9	0
Other	255.8	288.0
Non-current borrowings	18,343.8	17,063.9

16 CURRENT BORROWINGS

Movements in current borrowings during the half-year ended June 30, 2009 are as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Current borrowings	3,041.2	3,219.7

Current borrowings amounted to €3,041.2 million as of June 30, 2009, compared to €3,219.7 million as of December 31, 2008.

The decrease is mainly due to:

•

the redemption of the U.S.$ 27 million EMTN series 13 bond issue (equivalent to €22.2 million at the historical rate), which matured on March 4, 2009;

•

the redemption of the CZK 660 million EMTN series 8 bond issue (equivalent to €22.1 million at the historical rate), which matured on April 29, 2009;

•

the €223 million decrease in treasury notes outstanding;

•

offset by the reclassification of a bond issue maturing on April 23, 2010 in current borrowings, for CZK 600 million (equivalent to €22.6 million).

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

17 REVENUE

Pursuant to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Income Statements of:

•

the Clemessy and Crystal entities in Energy Services, divested in December 2008, and

•

the entities of the Environmental Services U.S. incineration activity (Montenay International) and the Freight activity in Transportation, in the process of being sold as of June 30, 2009, were grouped together in a separate line, “Net income from discontinued operations,” for the half-year ended June 30, 2008 presented for comparative purposes.

Revenue breaks down as follows:

(€ million)	Half-year ended June 30, 009	Half-year ended June 30, 2008
Services rendered	14,321.7	14,392.1
Sales of goods	833.2	1,026.8
Revenue from operating financial assets	196.5	180.2
Construction	2,075.5	1,966.6
Total revenue	17,426.9	17,565.7

Sales of goods mainly concern sales of technological solutions in Water Division and sales of products relating to recycling activities in Environmental Services. The decline in the sales of goods was most evident in Environmental Services and is primarily due to lower volumes and prices for most of the segment’s activities.

Services rendered were comparable to the results for the first six months of 2008.

The growth in construction revenue is largely attributable to major contracts in the Middle East and primarily involves Veolia Water Solutions & Technologies, a Water subsidiary, and the Design & Build activity in particular.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

18 OPERATING INCOME

Operating income is calculated as follows:

(€ million)	Half-year ended June 30, 2009	Half-year ended June 30, 2008 (1)
Revenue	17,426.9	17,565.7
Cost of sales	(14,499.7)	(14,402.1)
o/w: Impairment losses on goodwill and negative goodwill recorded in the income statement	0.1	5.6
Restructuring costs	(1.5)	(2.2)
Selling costs	(302.7)	(306.9)
General and administrative expenses	(1,639.3)	(1,577.0)
Other operating revenue and expenses	15.6	12.5
o/w: Capital gains and losses on disposal of assets	15.4	12.3
Other	0.2	-
Operating income	1,000.8	1,292.2

(1)

As part of the ongoing measures to improve productivity, the Group reclassified certain expenses between cost of sales and general, administrative and selling expenses in 2008. There was no impact on operating income. As of June 30, 2008, the impact of this reclassification on cost of sales and general, administrative and amounted to €122.5 million et -€122.5 million, respectively.

The replacement costs included in cost of sales total -€148.3 million for the half-year ended June 30, 2009, compared to -€181.4 million for the half-year ended June 30, 2008. All replacement costs for concession assets in the context of public service delegation contracts in France are considered as investments in the cash flow statement, irrespective of whether the infrastructure was originally financed by the concession holder. As such, in the reconciliation of the net income/(loss) to the net cash inflow/(outflow) from operating activities, all replacement costs are eliminated under adjustements for operating depreciation, amortization, provisions and impairment losses.

The impact of changes in the discount rates of provisions is particularly significant for the Environmental Services segment, amounting to -€14.9 million for the half-year ended June 30, 2009, compared to €17.1 million for the half-year ended June 30, 2008.

Personnel costs, including profit-sharing, amounted to -€5.5 billion for the half-year ended June 30, 2009, compared to -€5.2 billion for the half-year ended June 30, 2008.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

19 NET FINANCE COSTS

The income and expense balances making up net finance costs are as follows:

(€ million)	Half-year ended June 30, 2009	Half-year ended June 30, 2008
Finance income	47.0	74.7
Finance costs	(425.8)	(498.2)
Net finance costs	(378.8)	(423.5)

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents. In addition, net finance costs include net gains and losses on derivatives allocated to borrowings, irrespective of whether they qualify for hedge accounting or not.

The decrease in net finance costs is due to:

•

the decrease in variable rates, particularly for the euro and the pound sterling;

•

the unwinding of interest rate options;

•

partially offset by the increase in average net debt and the impact of the extended debt maturity.

(€ million)	Half-year ended June 30, 2009	Half-year ended June 30, 2008
Expenses on gross debt	(484.5)	(507.0)
Assets at fair value through profit or loss (fair value option)*	46.8	68.5
Net gains and losses on derivative instruments, hedging relationships and other	58.9	15.0
Net finance costs	(378.8)	(423.5)
* Cash equivalents are valued at fair value through profit or loss.

20 OTHER FINANCIAL INCOME AND EXPENSES

(€ million)	Half-year ended June 30, 2009	Half-year ended June 30, 2008
Net gains on loans and receivables	5.9	25.2
Net gains and losses on available-for-sale assets (1)	6.1	7.5
Assets and liabilities at fair value through profit or loss	0.9	13.5
Unwinding of the discount on provisions	(40.0)	(27.4)
Foreign exchange gains and losses	4.6	(18.6)
Other expenses	(6.7)	(5.9)
Other financial income and expenses	(29.2)	(5.7)
(1) including dividends received for €6.5 million in June 2009 and June 2008.

Other financial income and expenses increased from -€5.7 million for the half-year ended 2008 to -€29.2 million for the half-year ended June 30, 2009.

The other financial income and expenses for the half-year ended June 30, 2009 include:

•

the impact of the unwinding of the discount on provisions for €12.6 million;

•

and the impact of impairment losses for €12.6 million.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

21 INCOME TAX EXPENSE

The income tax expense breaks down as follows:

(€ million)	Half-year ended June 30, 2009	Half-year ended June 30, 2008
Pre-tax income	592.8	863.0
Income tax expense	(196.8)	(221.7)
Effective tax rate	33.2%	25.7%

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company, with effect from January 1, 2001 (five-year agreement renewed in 2006). Veolia Environnement is solely liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at the level of Veolia Environnement SA, the consolidating company.

The 2006 reorganization of the U.S. tax group is still being reviewed by the U.S. tax authorities (see Note 26).

The decrease in the tax expense for the half-year ended June 30, 2009 is due to:

•

a capitalization of tax losses corresponding to their probable use in the amount of the U.S. tax group’s net income for the half-year;

•

a low tax expense for the French tax group due to the economic situation in the Environmental Services segment and the resulting decline in revenues;

•

tax losses that were not capitalized due to the low probability of use (Italy and Germany in the Environmental Services segment and Morocco and China in the Water segment), generating a significant increase in the tax rate compared to the half-year ended June 30, 2008.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

22 NET INCOME FROM DISCONTINUED OPERATIONS

At the end of June 2009, the Veolia Group announced its intention to sell the U.S. Environmental Services incineration activities (“Montenay International”) and the Freight activities in Transportation (essentially in France, Germany and the Netherlands). These activities were consolidated over the first six months of 2009 under “Net income from discontinued operations.” This item includes the mark-to-market impacts for certain assets held for sale.

The Clemessy and Crystal activities in the Energy Services segment were sold at the end of December 2008.

For the income statement’s comparative periods ended December 31, 2008 and June 30, 2008, the net income of activities sold or in the process of being sold was reclassified on a line-by-line basis under “Net income from discontinued operations”.

The amount recognized for the Clemessy and Crystal activities in the Energy Services segment at the end of December 2008 corresponds to the net income for the period, plus a capital gain on disposal net of tax.

The net income from discontinued operations is €-56.4 million as of June 30, 2009; €0.4 million as of June 30, 2008 and €170.9 million as of December 31, 2008.

The main income statement items for discontinued operations are as follows:

(€ million)	Half-year ended June 30, 2009	Half-year ended June 30, 2008	Year ended December 31, 2008
Revenue	178.4	526.0	979.3
Operating income	(57.0)	11.7	26.3
Financial items	2.1	(6.5)	(21.3)
Income tax expense	(1.3)	(4.8)	(10.3)
Share of net income of associates	(0.2)	0.0	0.2
Net income (expense) from discontinued operations	(56.4)	0.4	(5.1)

The revenue from the various CGUs reclassified as activities held for sale are as follows:

(€ million)	Half-year ended June 30, 2009	Half-year ended June 30, 2008	Year ended December 31, 2008
Clemessy (Energy Services)		282.7	447.8
Crystal (Energy Services)		90.2	172.3
Montenay International Incineration (Environmental Services)	81.7	70.5	171.6
Freight (Transportation)	96.7	82.6	187.6
Revenue from discontinued operations	178.4	526.0	979.3

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

In June 2009, the balance sheets of the Freight and Montenay International subgroups were reclassified as follows:

Freight subgroup

The reclassification of the Freight activity, primarily in France, Germany and the Netherlands, as an activity held for sale, contributed to the balance sheet as follows:

(€ million)	As of	As of December 31,
	June 30, 2009	2008
ASSETS
Non-current assets	157	203
Current assets (excluding cash and cash equivalents)	66	102
Cash and cash equivalents	9	13
Total assets	232	318
LIABILITIES
Equity	-8	53
Non-current liabilities	20	20
Current liabilities	220	245
Total liabilities and equity	232	318

Montenay International subgroup

The reclassification of the North American incineration contracts portfolio as an activity held for sale contributed to the balance sheet as follows:

(€ million)	As of June 30,	As of December 31,
	2009	2008
ASSETS
Non-current assets	132	130
Current assets (excluding cash and cash equivalents)	43	52
Cash and cash equivalents	9	15
Total assets	184	197
LIABILITIES
Equity	126	123
Non-current liabilities	58	59
Current liabilities		15
Total liabilities and equity	184	197

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

23 NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

The share of net income attributable to non-controlling interests represented €125.9 million for the half-year ended June 30, 2009, compared to €150.2 million for the half-year ended June 30, 2008. The item primarily concerns the minority interests of the Water (€72.6 million), Environmental Services (-€2.6 million), Energy Services (€55.1 million) and Transportation (-€0.4 million) subsidiaries.

The decrease in the net income attributable to non-controlling interests is mainly due to:

•

a decline in results for the Energy Services segment in France and Italy;

•

a decline in results for the Environmental Services segment in Italy.

24 DERIVATIVE INSTRUMENTS

In the course of its operating and financial activities, the Group is exposed to market financial risks (interest rate, foreign exchange, and commodity prices).

To avoid all these market risks, the Group centralizes its financial risk management in accordance with the principles of security, transparency and efficiency as defined by Executive Management.

The Group uses derivatives to manage and reduce its exposure.

The fair value of derivatives recognized in the balance sheet breaks down as follows:

(€ million)	As of June 30, 2009		As of December 31, 2008
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	240.2	81.9	389.1	116.8
Fair value hedges	234.0	14.5	378.9	7.4
Cash flow hedges	0.2	61.8	0.3	96.6
Derivatives not qualifying for hedge accounting	6.0	5.6	9.9	12.8
Foreign exchange derivatives	61.4	64.3	172.7	61.7
Net investment hedges	28.4	8.1	65.1	8.0
Cash flow hedges	2.2	3.0	-	-
Fair value hedges	-	1.4	-	-
Derivatives not qualifying for hedge accounting	30.8	51.8	107.6	53.7
Other derivatives including commodities	79.8	62.2	89.4	107.3
Total derivatives	381.4	208.4	651.2	285.8
Of which non-current	334.0	135.4	508.4	159.9
Of which current	47.4	73.0	142.8	125.9

The change in derivative instruments compared to December 31, 2008 is mainly due to:

•

the unwind of derivatives qualified as fair value hedges and interest rate changes on the portfolio of derivatives in U.S. dollars and pounds qualified as Cash Flow Hedge;

•

The change of market value (FX and interest rate changes) of Cross Currency Swaps in renminbi (CNY) qualified as Net Investment Hedge;

•

The Foreign exchange spot changes on the market value of Non Hedge FX derivatives;

•

The maturity and the changes in the market value of commodities derivatives (oil products and metals).

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

25 MAIN ACQUISITIONS

Acquisitions during the half-year ended June 30, 2009

No acquisitions with net cash flows exceeding €100 million were carried out during the half-year ended June 30, 2009.

Acquisitions in fiscal year 2008

Asset and liability fair values recorded at the end of 2008 in the opening balance sheets of 2008 acquisitions not yet definitive as of December 31, 2008 (Tianjin Shibei for the Water segment in China, the Praterm Group, a heat production and distribution company in Poland (Energy Services segment) and the Bartin Aero Recycling Group, a company specializing in the collection and recovery of industrial waste in the Environmental Services segment) were not materially changed during the 12-month allocation period following their acquisition date.

26 TAX AUDITS

In the normal course of their business, the Group entities in France and abroad are subject to regular tax audits.

In France, the tax authorities have carried out various tax audits in respect of both consolidated tax groups and individual entities, including a significant number of audits focusing specifically on local taxes. The tax audits concerning major Group companies in France, including Veolia Environnement SA, were closed in 2008 and during the half-year ended June 30, 2009. None of these audits led to material liabilities payable to the tax authorities in excess of amounts estimated during the audit of tax risks and the booking of provisions in accordance with IAS 37. Certain amounts are still being negotiated with the French tax authorities.

Outside France, the Group is present in numerous countries and is constantly subject to tax audits. The tax audits for Germany and Morocco where the Group has a strong presence, in progress in 2008, were completed during the half-year ended June 30, 2009. The liabilities relating to these audits had been anticipated and provided for in accordance with IAS 37 criteria.

Tax audits are ongoing in Italy and Korea. Discussions with the tax authorities in these countries continued during the half-year ended June 30, 2009. Where necessary, tax reassessments, or identified uncertain tax positions that have yet to be reassessed, are adequately provided for, and tax risks reserve amounts are regularly reviewed in accordance with IAS 37 criteria.

In the United States, the Group has initiated a pre-filing agreement procedure with the Internal Revenue Service (IRS) in order to validate the amount of tax losses as of December 31, 2006, following the reorganization of the Water activities (Worthless Stock Deduction). This reorganization led to the recognition of ordinary losses resulting from the operations and disposal of former U.S. Filter activities in respect of fiscal years 1999 to 2004, in an amount which could exceed U.S.$ 4 billion. No significant event occurred during the first six months of 2009 that could challenge the position adopted by the Group in 2008.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

27 OFF-BALANCE SHEET COMMITMENTS

 Specific commitments given

•

Agreements with EDF

Veolia Environnement granted EDF a call option covering all of its Dalkia shares in the event an EDF competitor takes control of the company.

Likewise, EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF or should a Veolia Environnement competitor, acting alone or in concert, take control of EDF. An expert would render a final decision should there be a failure to agree on the share transfer price.

Other commitments given

Other commitments given include neither collateral guarantees supporting borrowings (see Note 28) nor specific commitments described above.

(€ million)	As of December 31, 2008	As of June 30, 2009	Maturing in
			Less than 1 year	1 to 5 years	More than 5 years
Operational guarantees including performance bonds	6,624.9	6,585.2	2,215.8	2,317.8	2,051.6
Financial guarantees	667.5	601.7	246.7	97.0	258.0
Debt guarantees	303.0	248.8	93.9	44.2	110.7
Vendor warranties given	364.5	352.9	152.8	52.8	147.3
Commitments given	507.8	434.4	274.2	107.9	52.3
Purchase commitments	476.5	421.6	269.2	100.7	51.7
Sales commitments	31.3	12.8	5.0	7.2	0.6
Other commitments given	912.7	824.6	489.3	159.5	175.8
Letters of credit	706.7	637.1	420.5	100.5	116.1
Other commitments given	206.0	187.5	68.8	59.0	59.7
Total other commitments given	8,712.9	8,445.9	3,226.0	2,682.2	2,537.7

Other commitments given break down by Segment as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Water	5,762.9	5,891.8
Environmental Services	837.3	901.7
Energy Services	503.6	538.1
Transportation	418.7	415.8
Proactiva	43.1	50.6
Holding	879.6	891.3
Other	0.7	23.6
Total	8,445.9	8,712.9

The decrease in other commitments given in the Water segment is mainly due to the depreciation of the U.S. dollar against Euro.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

Commitments received

(€ million)	As of June 30, 2009	As of December 31, 2008
Guarantees received	1,546.1	2,082.0
Debt guarantees	278.1	351.6
Vendor warranties received	128.2	294.8
Other guarantees received	1,139.9	1,435.6

The commitments notably consist of commitments received from our partners in respect of construction contracts. The change over the first half of the year was mainly due to the expiry of a vendor warranty obtained during an acquisition in the Environmental Services segment, partial cancellation of commitments given in the constructions activity in Veolia Water Solutions and Technologies and by the cancellation of the guarantees received from the British Treasury for a credit line repaid at the beginning of the year.

In addition, the Group had undrawn medium and short-term credit lines and syndicated loans in the amount of €4.7 billion, compared to €3.8 billion as of December 31, 2008, which break down as follows:

(€ million)	As of June 30, 2009	As of December 31, 2008
Undrawn medium and short-term credit lines and syndicated loans	4,680.3	3,815.3
Undrawn MT syndicated loan	3,705.3	2,890.3
Undrawn MT credit lines (from 1 to 5 years)	875.0	575.0
Undrawn ST credit lines (< 1 year)	100.0	350.0

The following credit lines were not drawn down as of June 30, 2009:

Bank	Maturity date	Amount (€ million)
ABN Amro / RBS	December 20, 2010	125
	December 29, 2010	100
BNP Paribas	March 2, 2012	150
Calyon	March 4, 2010	100
CIC and Banque Fédérative du Crédit Mutuel	November 15, 2010	100
NATIXIS	March 31, 2012	150
Société Générale	December 23, 2010	150
HSBC	June 30, 2011	100
TOTAL		975

The €150 million BNP Paribas credit line maturing on March 3, 2009 was renewed in the same amount with a new maturity date of March 2, 2012.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

The €200 million Natixis credit line maturing on February 9, 2009 was only renewed in the amount of €150 million maturing on March 31, 2012.

A new €100 million credit line maturing on June 30, 2011 was negotiated with HSBC.

28 COLLATERAL GIVEN SUPPORTING BORROWINGS

As of June 30, 2009, the Group has given €780 million of collateral guarantees in support of borrowings, compared to €924 million as of December 31, 2008.

29 RELATED PARTY TRANSACTIONS

During the half-year ended June 30, 2009, there were no significant changes in related party transactions compared to December 31, 2008.

30 GREENHOUSE GAS EMISSION RIGHTS

The Kyoto protocol, adopted in 1997, entered into force in February 2005, with a commitment period from 2008 to 2012. At the European level, the Union decided to implement, via Directive 2003/87/ EC of October 13, 2003, a trading system for carbon gas emission rights. This trading system came into effect at the beginning of 2005. The first allocation period expired at the end of 2007. The second period, in connection with the Kyoto protocol, covers 2008-2012.

The impact of these regulatory measures mainly concerns, within the Veolia Group, the Energy Services segment.

By optimizing installations, the Group may be able to create value from its energy supply surpluses or, on the contrary, in situations with energy supply deficits, contract hedges for its requirements.

As of June 30, 2009, the Group does not anticipate any deficit at the consolidated level.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

31 REPORTING BY OPERATING SEGMENT

Effective January 1, 2009, the Group identifies and presents its segment information in accordance with IFRS 8 Operating Segments.

The financial data by operating segment is prepared using the same rules as those applied for the consolidated financial statements, as described in the Accounting principles and methods section in the Notes to the financial statements.

This information is based on the internal organization of Group activities and represents the Group’s four core businesses, i.e. Water, Environmental Services, Energy Services and Transportation (which had been retained for the primary segment reporting under the old segment reporting standard – IAS 14).

The Water segment integrates drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, and manufacturing of water treatment equipment and systems.

The Environmental Services segment collects, processes and disposes of household, trade and industrial waste.

The Energy Services segment includes heat production and distribution, energy optimization and related services, and electricity production.

The Transportation segment focuses on the operation of passenger transportation services.

Pursuant to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Income Statements of:

•

the Clemessy and Crystal entities in the Energy Services segment, divested in December 2008, and

•

the entities of the Environmental Services U.S. incineration activity (Montenay International) and the Freight activity in Transportation, in the process of being sold as of June 30, 2009,

have been grouped together in a separate line, “Net income from discontinued operations,” for the half-year ended June 30, 2008 presented for comparative purposes.

Information by operating segment

Revenue by operating segment (€ million)	For the half- year ended June 30, 2009	For the half- year ended June 30, 2008	For the year ended December 31, 2008
Water	6,234.8	5,987.7	12,557.9
Environmental Services	4,502.4	5,014.9	9,972.5
Energy Services	3,717.0	3,676.2	7,449.4
Transportation	2,972.7	2,886.9	5,866.5
Revenue as per the consolidated income statement	17,426.9	17,565.7	35,846.3

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

Operating income by operating segment (€ million)	For the half- year ended June 30, 2009	For the half- year ended June 30, 2008	For the year ended December 31, 2008
Water	596.4	599.0	1,198.5
Environmental Services	134.3	396.9	265.2
Energy Services	248.4	286.6	429.7
Transportation	77.7	63.0	148.1
Total operating segments	1,056.8	1,345.5	2,041.5
Unallocated operating income	(56.0)	(53.3)	(107.8)
Operating income as per the consolidated income statement	1,000.8	1,292.2	1,933.7

Capital expenditure by operating segment (€ million)	For the half- year ended June 30, 2009	For the half- year ended June 30, 2008	For the year ended December 31, 2008
Water	347	479	945
Environmental Services	352	464	974
Energy Services	171	183	541
Transportation	269	196	342
Unallocated capital expenditure	35	28	91
Total capital expenditure (1)	1,174	1,350	2,893
(1) Pursuant to IAS 7, capital expenditure presented in segment reporting includes investments financed by finance lease, excluded from capital expenditure presented in the cash flow statement.

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

Assets by operating segment as of June 30, 2009 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	2,299.8	2,754.8	1,151.9	537.0	62.1	6,805.6
Intangible assets and property, plant and equipment, net	6,042.7	4,336.1	2,392.6	1,717.2	274.7	14,763.3
Operating financial assets	4,061.1	772.2	656.3	106.4	70.4	5,666.4
Working capital assets including DTA	6,443.2	2,985.7	3,300.2	1,426.5	726.8	14,882.4
Total segment assets	18,846.8	10,848.8	7,501.0	3,787.1	1,134.0	42,117.7
Investments in associates	146.5	62.5	47.9	59.8	3.2	319.9
Other unallocated assets					7,259.2	7,259.2
Total assets	18,993.3	10,911.3	7,548.9	3,846.9	8,396.4	49,696.8

Assets by operating segment as of June 30, 2008 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	2,301.1	3,118.7	1,180.5	580.8	9.8	7,190.9
Intangible assets and property, plant and equipment, net	5,651.0	4,264.8	2,294.2	1,770.7	149.3	14,130.0
Operating financial assets	3,959.5	862.5	680.7	110.9	22.7	5,636.3
Working capital assets including DTA	5,992.3	3,607.4	3,639.3	1,544.6	620.3	15,403.9
Total segment assets	17,903.9	11,853.4	7,794.7	4,007.0	802.1	42,361.1
Investments in associates	133.3	86.2	26.0	54.6	4.4	304.5
Other unallocated assets					4,460.4	4,460.4
Total assets	18,037.2	11,939.6	7,820.7	4,061.6	5,266.9	47,126.0

Assets by operating segment as of December 31, 2008 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total assets in the consolidated balance sheet
Goodwill, net	2,247.7	2,736.6	1,131.1	551.4	56.5	6,723.3
Intangible assets and property, plant and equipment, net	5,887.6	4,388.0	2,374.7	1,724.8	224.9	14,600.0
Operating financial assets	4,083.2	836.9	679.5	105.5	46.1	5,751.2
Working capital assets including DTA	6,496.8	3,116.4	3,883.3	1,396.7	801.5	15,694.7
Total segment assets	18,715.3	11,077.9	8,068.6	3,778.4	1,129.0	42,769.2
Investments in associates	140.7	81.3	27.7	58.2	3.7	311.6
Other unallocated assets					6,045.3	6,045.3
Total assets	18,856.0	11,159.2	8,096.3	3,836.6	7,178.0	49,126.1

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

Liabilities by operating segment as of June 30, 2009 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	986.0	931.4	479.1	404.6	167.0	2,968.1
Working capital liabilities including DTL	7,435.8	2,694.3	2,391.9	1,709.1	271.0	14,502.1
Total segment liabilities	8,421.8	3,625.7	2,871.0	2,113.7	438.0	17,470.2
Other unallocated liabilities					32,226.6	32,226.6
Total liabilities	8,421.8	3,625.7	2,871.0	2,113.7	32,664.6	49,696.8

Liabilities by operating segment as of June 30, 2008 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	998.7	917,0	499.9	436.2	164.1	3,015.9
Working capital liabilities including DTL	7,083.0	3,157.7	2,782.7	1,756.8	208.6	14,988.8
Other segment liabilities	-	-	-	-	-	-
Total segment liabilities	8,081.7	4,074.7	3,282.6	2,193.0	372.7	18,004.7
Other unallocated liabilities					29,121.3	29,121.3
Total liabilities	8,081.7	4,074.7	3,282.6	2,193.0	29,494.0	47,126.0

Liabilities by operating segment as of December 31, 2008 (€ million)	Water	Environmental Services	Energy Services	Transportation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	1,011.1	871.9	468.1	422.4	159.8	2,933.3
Working capital liabilities including DTL	7,599.6	3,056.5	2,956.8	1,598.3	316.5	15,527.8
Other segment liabilities
Total segment liabilities	8,610.7	3,928.4	3,424.9	2,020.7	476.4	18,461.1
Other unallocated liabilities					30,665.0	30,665.0
Total liabilities	8,610.7	3,928.4	3,424.9	2,020.7	31,141.4	49,126.1

Veolia Environnement: Consolidated Financial Statements for the half-year ended June 30, 2009

32 POST-BALANCE SHEET EVENTS

Veolia Environnement has announced that its subsidiary Veolia Transport has entered into exclusive discussions with the SNCF Group and the Eurotunnel Group which has submitted a firm bid to acquire the Veolia Cargo Company (in France and abroad). Veolia Transport will consider this bid carefully. If it is accepted, and after consulting the workers representation bodies and approval by the competent regulatory bodies, the disposal could take place by the end of 2009. Following these transactions, Veolia Environnement’s indebtedness would be reduced by €95 million.

33 MAIN SUBSIDIARIES INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2009, the Veolia Environnement Group had consolidated 2,666 companies in its financial statements.

The list of main subsidiaries has not significantly changed since December 31, 2008, with the exception of:

•

the proportionate consolidation of Digismart (Estonia), wholly-owned by Dalkia International, in the Energy Services segment;

•

the full consolidation of Eolfi and its subsidiaries, as a result of the capital increase subscribed to by the Group in April 2009.

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